EXHIBIT 99.3

Management’s responsibility for financial statements

The consolidated financial statements, the notes thereto and other financial information contained in the annual report have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Annual Report is consistent with the data that is contained in the consolidated financial statements.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

Tye W. Burt	Thomas M. Boehlert
President and Chief Executive Officer	Executive Vice President
and Chief Financial Officer

Toronto, Canada
March 23, 2007

Report of Independent Registered Chartered Accountants

To the Shareholders of Kinross Gold Corporation

We have audited the consolidated balance sheets of Kinross Gold Corporation (“the Company”) as at December 31, 2006 and December 31, 2005 and the consolidated statements of operations, common shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2004 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements, in their report dated November 18, 2005 except as to Note 22 which is as of February 8, 2006. We have audited the adjustments for the change in reporting segments to separately present Refugio and Kettle River and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

/s/ KGMP LLP

Chartered Accountants

Toronto, Canada
March 23, 2007

Report of Independent Registered Chartered Accountants

To the Shareholders of Kinross Gold Corporation

        We have audited the consolidated statements of operations, cash flows and common shareholders’ equity of Kinross Gold Corporation (the ”Company”) for the year ended December 31, 2004 (prior to the effects of the change in segment reporting to separately present Refugio and Kettle River). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, these consolidated financial statements of Kinross Gold Corporation present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

        Our previous report, dated November 18, 2005, on the consolidated balance sheet as at December 31, 2004 and the consolidated statement of operations, cash flows and common shareholders’ equity for the year then ended, which were restated, was withdrawn on December 23, 2005. The 2004 financial statements were further restated to reflect the changes described in note 22 to these consolidated financial statements.

        The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Toronto, Canada

November 18, 2005, except as to note 22 which is as of February 8, 2006

Consolidated balance sheets
 (expressed in millions of United States dollars, except share amounts)

		As at December 31,
		2006	2005

Assets
Current assets
Cash and cash equivalents	Note 5	$154.1	$97.6
Restricted cash		1.3	1.3
Accounts receivable and other assets	Note 5	38.1	27.8
Inventories	Note 5	99.5	115.2
		293.0	241.9
Property, plant and equipment	Note 5	1,331.0	1,064.7
Goodwill	Note 5	293.4	321.2
Long-term investments	Note 5	25.8	21.2
Future income and mining taxes	Note 15	29.4	—
Deferred charges and other long-term assets	Note 5	80.9	49.1
		$2,053.5	$1,698.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$161.0	$132.2
Current portion of long-term debt	Note 8	17.9	9.4
Current portion of reclamation and remediation obligations	Note 9	28.8	36.3
		207.7	177.9
Long-term debt	Note 8	72.0	149.9
Reclamation and remediation obligations	Note 9	139.6	139.6
Future income and mining taxes	Note 15	143.8	129.6
Other long-term liabilities		7.5	7.9
Redeemable retractable preferred shares	Note 10	—	2.7
		570.6	607.6
Non-controlling interest		—	0.3
Convertible preferred shares of subsidiary company	Note 11	14.9	14.1
Common shareholders’ equity
Common share capital and common share purchase warrants	Note 12	2,001.7	1,777.6
Contributed surplus		54.6	52.6
Accumulated deficit		(587.1)	(752.9)
Cumulative translation adjustments		(1.2)	(1.2)
		1,468.0	1,076.1
Commitments and contingencies	Note 20
		$2,053.5	$1,698.1
Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		362,704,112	345,417,147

Signed on behalf of the Board:

John A. Brough	John M.H. Huxley
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statements of operations
(expressed in millions of United States dollars, except per share amounts)

		For the years ended December 31
		2006	2005	2004

Revenue
Metal sales		$905.6	$725.5	$666.8

Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		481.7	448.1	402.4
Accretion and reclamation expenses		33.5	56.0	21.4
Depreciation, depletion and amortization		108.3	167.7	170.1
		282.1	53.7	72.9
Other operating costs		26.0	14.3	25.8
Exploration and business development		39.4	26.6	20.4
General and administrative		52.1	45.3	36.4
Impairment charges:	Note 5
Goodwill		—	8.7	12.4
Property, plant and equipment		—	171.9	46.1
Investments and other assets		10.5	4.1	1.4
Gain on disposal of assets and investments - net		(47.4)	(6.0)	(1.7)
Operating earnings (loss)		201.5	(211.2)	(67.9)

Other expense - net	Note 5	(9.3)	(17.0)	(6.2)
Earnings (loss) before taxes and other items		192.2	(228.2)	(74.1)

Income and mining taxes recovery (expense)	Note 15	(25.9)	12.9	11.5
Non-controlling interest		0.3	0.1	0.3
Dividends on convertible preferred shares of subsidiary		(0.8)	(0.8)	(0.8)
Net earnings (loss)		$165.8	$(216.0)	$(63.1)

Earnings (loss) per share
Basic		$0.47	$(0.63)	$(0.18)
Diluted		$0.47	$(0.63)	$(0.18)
Weighted average number of common shares outstanding (millions)	Note 14
Basic		352.1	345.2	346.0
Diluted		353.2	345.2	346.0

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statements of cash flows
(expressed in millions of United States dollars)

		For the years ended December 31
		2006	2005	2004

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)		$165.8	$(216.0)	$(63.1)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Accretion and reclamation expense		33.5	56.0	21.4
Depreciation, depletion and amortization		108.3	167.7	170.1
Impairment charges:
Goodwill		—	8.7	12.4
Property, plant and equipment		—	171.9	46.1
Investments and other assets		10.5	4.1	1.4
Gain on disposal of assets and investments - net		(47.4)	(6.0)	(1.7)
Future income and mining taxes		0.9	(15.0)	(29.3)
Deferred revenue recognized		—	—	(6.3)
Non-controlling interest		(0.3)	(0.1)	—
Stock-based compensation expense		10.4	3.1	1.8
Unrealized foreign exchange losses and other		0.9	1.9	1.3
Changes in operating assets and liabilities:
Accounts receivable and other assets		(10.1)	2.7	4.2
Inventories		13.5	(9.9)	(19.3)
Accounts payable and other current liabilities		6.0	(35.4)	22.2
Cash flow provided from operating activities		292.0	133.7	161.2
Investing:
Additions to property, plant and equipment		(202.9)	(142.4)	(169.5)
Business acquistions - net of cash acquired	Note 4	(0.6)	—	(261.2)
Proceeds on sale of marketable securities		—	0.6	0.7
Proceeds on sale of long-term investments and other assets		33.7	19.8	14.6
Additions to long-term investments and other assets		(13.9)	(16.9)	(26.4)
Proceeds from the sale of property, plant and equipment		10.7	10.4	1.5
Disposals of (additions to) short-term investments		—	7.3	(5.7)
Decrease in restricted cash		—	0.1	3.7
Cash flow used in investing activities		(173.0)	(121.1)	(442.3)
Financing:
Issuance of common shares		7.6	1.9	3.1
Repurchase of common shares		—	—	(11.8)
Debt issue costs		(2.5)	(0.5)	(1.4)
Proceeds from issuance of debt		35.3	50.5	119.5
Repayment of debt		(104.6)	(16.2)	(26.8)
Cash flow provided from (used in) financing activities		(64.2)	35.7	82.6
Effect of exchange rate changes on cash		1.7	1.4	0.6
Increase (decrease) in cash and cash equivalents		56.5	49.7	(197.9)
Cash and cash equivalents, beginning of year		97.6	47.9	245.8
Cash and cash equivalents, end of year		$154.1	$97.6	$47.9

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statements of common shareholders’ equity
(expressed in millions of United States dollars)

		For the years ended December 31
		2006	2005	2004

Common shares
Balance at the beginning of the year		$1,777.6	$1,775.8	$1,783.5
Common shares issued on acquisition of Crown		205.4	—	—
Expiry of TVX and Echo Bay options and warrants		(0.1)	(0.1)	(1.1)
Common shares issued for stock-based awards		16.1	1.9	4.6
Conversion of redeemable retractable preferred shares		2.7	—	0.6
Repurchase of common shares		—	—	(11.8)
Balance at the end of the year		$2,001.7	$1,777.6	$1,775.8

Contributed surplus
Balance at the beginning of the year		$52.6	$49.4	$45.5
Transfer of fair value of expired warrants and options		0.1	0.1	1.1
Transfer of fair value of exercised options	Note 13	—	—	(0.2)
Stock-based compensation		1.9	3.1	1.8
Adoption of new accounting standards	Note 13	—	—	2.5
Redemption on share consolidation		—	—	(1.3)
Balance at the end of the year		$54.6	$52.6	$49.4

Accumulated deficit
Balance at the beginning of the year		$(752.9)	$(536.9)	$(471.3)
Adoption of new accounting standards		—	—	(2.5)
Net earnings (loss)		165.8	(216.0)	(63.1)
Balance at the end of the year		$(587.1)	$(752.9)	$(536.9)

Cumulative translation adjustments
Balance at the beginning and end of the year	Note 2	$(1.2)	$(1.2)	$(1.2)
Total common shareholders’ equity		$1,468.0	$1,076.1	$1,287.1

The accompanying notes are an integral part of these consolidated financial statements

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

1.	Description of business and nature of operations

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Russia, Brazil, and Chile. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a limited quantity of silver.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in foreign currency exchange rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

2.	Summary of significant accounting policies

The consolidated financial statements of Kinross have been prepared by management in accordance with Canadian generally accepted accounting principles (“CDN GAAP”) using the following significant accounting policies and are expressed in United States dollars.

i.	Basis of presentation and principles of consolidation:

The consolidated financial statements include the accounts of the Company and all its subsidiaries and investments. The significant mining properties of Kinross are listed below:

		December 31,	December 31,
	Location	2006	2005

Through majority owned subsidiaries (Consolidated)
Fort Knox	USA	100%	100%
Paracatu	Brazil	100%	100%
Kettle River	USA	100%	100%

As interests in unincorporated joint ventures (Proportionately consolidated)
Round Mountain	USA	50%	50%
Porcupine	Canada	49%	49%
Musselwhite	Canada	32%	32%

As interests in incorporated joint ventures (Proportionately consolidated)
La Coipa	Chile	50%	50%
Crixás	Brazil	50%	50%
Refugio	Chile	50%	50%

ii.	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates of useful lives are accounted for prospectively from the date of change. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, mineral interests, inventories, goodwill, long-term investments, reclamation and remediation obligations, provision for income and mining taxes, employee pension costs and post employment benefit obligations.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

iii.	Variable interest entities

The financial statements of entities, which are controlled by Kinross through voting equity interests, referred to as subsidiaries, are consolidated. Entities, which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities (“VIEs”) (which includes, but is not limited to, special purpose entities, trusts, partnerships and other legal structures) as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. Intercompany accounts and transactions, unrealized intercompany gains and losses are eliminated upon consolidation.

iv.	Functional and reporting currency

The Company’s functional currency is the United States dollar. The Company and its subsidiaries and joint ventures operate in the United States, Canada, Russia, Brazil and Chile. The Company’s subsidiaries are considered integrated and their financial results have been translated into United States dollars using the temporal method.

Monetary assets and liabilities of the Company’s operations denominated in currencies other than the United States dollar are translated into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchanges rates prevailing at each transaction date. Revenue and expenses are translated at average exchange rates throughout the reporting period, with the exception of depreciation, depletion and amortization which is translated at historical exchange rates. Gains and losses on translation of foreign currencies are included in earnings.

The cumulative translation adjustments relate to unrealized translation gains and losses on the Company's net investment in self-sustaining operations that were translated using the current rate method prior to September 29, 2003. The exchange gains and losses will become realized in earnings upon the substantial disposition, liquidation or closure of the investment that gave rise to such amounts.

v.	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

vi.	Short-term investments

Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

vii.	Long-term investments and Impairment of Investments and Other Assets

Investments in shares of investee companies in which Kinross' ownership is greater than 20% but not more than 50%, over which the Company has the ability to exercise significant influence, are accounted for using the equity method. The cost method is used for entities in which the Company owns less than 20%, or cannot exercise significant influence. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is considered to be other-than-temporary, the investment is written down to net realizable value with a charge to impairment expenses.

viii.	Inventories

Inventories consisting of metal in circuit ore, metal in process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the estimated future gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

In-process inventories represent materials that are currently in the process of being converted to a saleable product.

All of the Company‘s ore on leach pads is classified as current. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads was to be recovered over a period exceeding twelve months, that portion would be classified as long-term.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to NRV are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process has concluded.

Finished metal inventories, comprised of gold and silver doré and bullion, are valued at the lower of the previous three month average production cost and NRV. Average production cost represents the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

Materials and supplies are valued at the lower of average cost and replacement cost.

Write-downs of inventory resulting from NRV or net replacement impairments are reported in current period costs.

ix.	Property, plant and equipment and Impairment of property, plant and equipment

New facilities, plant and equipment are recorded at cost and carried net of depreciation. Mobile and other equipment are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on Proven and Probable Reserves. Plant and other facilities, used in carrying out the mine operating plan, are amortized using the units-of-production (“UOP") method over the estimated life of the ore body based on recoverable ounces to be mined from estimated Proven and Probable Reserves. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related asset.

Exploration costs are expensed as incurred. From the time when it has been determined that a mineral property can be economically developed as a result of establishing Proven and Probable Reserves, costs incurred to develop the property are capitalized as incurred until assets are ready for their intended use.

Production stage mineral interests are amortized over the life of mine using the UOP method based on recoverable ounces to be mined from estimated Proven and Probable Reserves.

Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination.

Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

The expected useful lives used in depreciation and depletion calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the remaining depletion period for each individual mineral interest at least on an annual basis. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Kinross reviews and evaluates the carrying value of its operating mines, development and exploration properties for impairment whenever events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.

Whenever the total estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded. Future cash flows are based on estimated future recoverable mine production, sales prices, production levels and costs, capital and reclamation and remediation obligations, which are all based on detailed engineering life of mine plans. Future recoverable mine production is determined from Proven and Probable Reserves and Measured, Indicated and Inferred mineral resources net of losses during ore processing and treatment. Cash flow estimates of recoverable production from inferred mineral interests are risk-adjusted to reflect the greater uncertainty associated with those cash flows. All long-lived assets at a particular operation are combined for purposes of estimating future cash flows.

Exploration properties are the areas adjacent and contiguous to existing mines or development properties containing reserves, resources or without any identified exploration targets. These properties are assessed for impairment by comparing the carrying value against the fair value. Fair value is based primarily on values of recent transactions involving sales of similar properties.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

x.	Goodwill and Goodwill impairment

Business acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase price over such fair value is recorded as goodwill. Goodwill is assigned to the reporting units and is not amortized. Goodwill is attributed to the following factors:

•
The expected ability of the Company to increase the reserves and resources at a particular mining property based on its potential to develop identified exploration targets existing on the properties which were part of the aquisitions;

•
The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties should gold prices change in the future; and

•	The going concern value of the Company’s capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations.

Accordingly, in determining the basis of assigning goodwill to reporting units as at the date of acquisition, the value associated with expected additional value attributable to exploration potential is quantified for each reporting unit based on the specific geological attributes of the mineral property and based on market data for similar types of properties. The values associated with optionality and going concern value are not separately computed and accordingly the balance of goodwill is assigned to reporting units using a relative fair value methodology.

At least on an annual basis, the Company evaluates the carrying amount of goodwill to determine whether events and circumstances have changed from the last evaluation date such that the carrying amount may no longer be recoverable. The Company compares the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. If the carrying value of a reporting unit were to exceed its estimated fair value, the Company would compare the implied fair value of the reporting unit's goodwill to its carrying amount. Any excess of the carrying value over the fair value is charged to earnings.

xi.	Financial instruments and hedging activity

As part of management’s strategy to manage the risks associated with exposure to fluctuations in gold and silver prices and foreign currency exchange rates, Kinross periodically enters into derivative financial instrument contracts, including forward contracts, spot deferred contracts and options. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. In instances where the documentation supports an economic hedge but does not meet the standards for formal hedge accounting, the Company records changes in fair value of the financial instruments in current earnings.

The Company periodically uses spot deferred and fixed forward contracts to hedge the Company's exposure to the risk of falling gold and silver prices. Realized and unrealized gains or losses on derivative contracts that effectively establish prices for future production are deferred and recorded in earnings when the underlying hedged transaction, identified at the contract inception, is completed. Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in current earnings. Realized and unrealized gains or losses for derivative contracts, which do not qualify as hedges for accounting purposes or which relate to a hedged transaction or item that has been sold or terminated, are recorded in current earnings. Gains or losses on the early settlement of metal hedging contracts that were deemed to be effective at the inception of the contract are deferred on the balance sheet and included in earnings in accordance with the original delivery schedule of the hedged production.

Foreign currency forward contracts are used to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures. Gains or losses on these contracts are matched with the hedged expenditures at the maturity of the contracts. Realized and unrealized gains or losses associated with foreign exchange forward contracts, which have been terminated or cease to be effective prior to maturity, are deferred under other assets or liabilities on the balance sheet and recognized in earnings in the period in which the underlying hedged transaction is recognized.

Changes in the fair value of any other financial instruments, for which the Company has not sought hedge accounting, are recognized currently in earnings.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

xii.	Pension, post-retirement and post-employment benefits

The Company participates in both defined contribution and defined benefit pension plans. The costs of defined contribution plans, representing the Company's required contribution, and the costs of defined benefit pension plans are charged to earnings in the year incurred. Defined benefit plan pension expense, based on management’s assumptions, consists of the actuarially computed costs of pension benefits in respect of the current year's service, imputed interest on plan assets and pension obligations, straight-line amortization of experience gains and losses, assumption changes and plan amendments over the expected average remaining service life of the employee group.

The expected costs of post-retirement and post-employment benefits, other than pensions, for active employees, who are entitled to receive such benefits, are accrued for in the consolidated financial statements during the years that the employees provide service to the Company.

xiii.	Stock-based incentive and compensation plans

The Company’s stock-based incentive and compensation plans are comprised of:

1.
Employee Share Purchase Plan (“ESPP”): The Company’s contribution to the ESPP is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred. The cost of the common shares issued under the ESPP is based on the average of the last twenty trading sessions prior to the end of the quarter.

2.
Restricted Share Unit Plan: Restricted share units (“RSU”) are only settled in equity and are valued using the market value of the underlying stock at the grant date. The Company’s compensation expense is recognized on a straight-line basis over the vesting period. Adjustments to compensation expense for employment vesting requirements are accounted for in the period when they occur. On exercise of RSUs, the shares are issued from treasury.

3.
Deferred Share Unit Plan: Deferred share units (“DSU”) are settled in cash and accounted for as a liability as of the grant date based on the market value at the grant date. The value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

4.
Stock Option Plan: The fair value of stock options at grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the stock option vesting period. Adjustments to compensation expense due to not meeting employment vesting requirements are accounted for in the period when they occur.

xiv.	Revenue recognition

Metal sales revenue is recognized upon shipment of gold and silver to third-party refineries, when the sales price is fixed and title has passed to the customer.

xv.	Reclamation and remediation obligations

The Company records a liability and corresponding asset for estimated costs for future site reclamation and closure. The estimated present value of the asset retirement obligation is reassessed on an annual basis or when new information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation or cost estimates. The estimated costs of these changes are recorded in the period in which the change is identified and quantified. Changes to asset retirement obligations related to operating mines are recorded with an offsetting increase to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings.

xvi.	Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. In a business acquisition, the cost of the acquisition is allocated to the assets and liabilities acquired by reference to their fair values at the date of acquisition. Temporary differences that exist between the assigned values and the tax bases of the related assets and liabilities, result in either future income tax liabilities or assets. These future income tax assets and liabilities are treated as identifiable assets and liabilities when allocating the cost of the purchase.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset, a valuation allowance, is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

xvii.	Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings (loss) per share is calculated using the treasury method, which assumes that outstanding stock options, warrants and restricted share units with an average exercise price below market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the year.

xviii.	Reclassifications

Certain comparative information has been reclassified to conform to the current year’s presentation.

3.	Accounting changes and recent pronouncements

Accounting changes:

(i)
The Company adopted CICA (“Canadian Institute of Chartered Accountants”) Handbook Section 3831, “Non-Monetary Transactions” (“Section 3831”) for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006, replacing Handbook Section 3830, “Non-Monetary Transactions”. Section 3831 requires all non-monetary transactions to be measured at fair value, subject to certain exceptions. The standard also requires that commercial substance replace culmination of the earnings process as the test for fair value measurement. The standard defines commercial substance as a function of the cash flows expected from the assets. The adoption of Section 3831 did not have an impact on the Company’s results of operations and financial position.

(ii)
In October 2005, the Emerging Issues Committee (“EIC”) issued CICA Abstract No. 157, “Implicit Variable Interests Under AcG-15” (“EIC 157”). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The Company adopted EIC 157 effective January 1, 2006. There was no impact on the results of operations and financial position. The impact of EIC 157 on the Company’s future results of operations and financial condition will depend on the terms contained in contracts signed or contracts amended in the future.

(a)
The CICA issued EIC 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC 160”) in March 2006 and is applicable to stripping costs incurred in fiscal years beginning on or after July 1, 2006. The EIC clarifies that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period in which stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent betterment to the mineral property. Capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from specific stripping activity, such as the unit of production method. The reserves used to amortize capitalized stripping costs could differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total reserves.

Recent pronouncements:

(i)	On January 27, 2005, the CICA issued three new accounting standards which come into effect in the 2007 fiscal year:

Handbook Section 1530 - Other Comprehensive Income:
A new category, titled Other Comprehensive Income, will be added to shareholders’ equity on the consolidated balance sheet. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale; unrealized foreign currency translation gains and losses, net of hedging; unrealized gains and losses arising from translating financial statements of self-sustaining foreign operations; and changes in the fair value of the effective portion of cash flow hedging instruments.

Handbook Section 3855 - Financial Instruments - Recognition and Measurement:
All financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net earnings. Financial assets held-to-maturity, loans and receivables and financial liabilities, other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

Handbook Section 3865 – Hedges:

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income.

The final determination of the impact of implementing these standards will be dependent upon the outstanding positions and related fair values at the time of transition. Kinross is completing its assessment of the impact these standards will have on its consolidated financial statements.

(ii)
In July, 2006, the CICA reissued Handbook Section 1506 “Accounting Changes” which is effective for fiscal years beginning on or after January 1, 2007. Under this standard, voluntary changes in accounting policy are only made to provide more reliable and more relevant information in the financial statements. Changes in accounting policy are applied retrospectively unless doing so is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP. A change in accounting estimate is generally recognized prospectively and material prior period errors are amended retrospectively. New disclosures are required in respect of such accounting changes. The adoption of this standard is not expected to have a significant effect on the Company’s consolidated financial condition.

4.	Acquisitions and divestitures

(i)	Acquisition of Crown Resources Corporation

On August 31, 2006, Kinross completed the acquisition of 100% of the issued and outstanding shares of Crown Resources Corporation (“Crown”) which owned the Buckhorn Property (“Buckhorn”) located in north central Washington State. Consideration paid was 0.32 of a common share of Kinross for each outstanding common share of Crown.

On January 7, 2004, the Company had acquired 511,640 shares of Crown in a private placement for $1.0 million. On May 15, 2005, the Company had purchased a $10.0 million convertible debenture from Crown. The debenture was convertible into 5.8 million common shares of Crown and had accrued interest receivable of $0.5 million.

The following table reflects the purchase price allocation for the acquisition of Crown:

The purchase price was calculated as follows:
Fair value of Kinross common shares issued to acquire 100% of Crown (14.6 million shares)	$205.4
Acquisition costs	2.7
Company’s previous ownership interest in Crown	11.5
Total purchase price	$219.6

The purchase price was allocated as follows:
Current assets	$0.1
Property, plant and equipment (a)	219.8
Other long-term assets	0.1
Current liabilities	(0.3)
Reclamation and remediation obligations	(0.1)
Total purchase price	$219.6

(a)	Property, plant and equipment includes mineral interests

(ii)	Disposition of New Britannia Mine

The Company completed the sale of its 50% interest in the New Britannia mine to Pegasus Mines Limited (“Pegasus”) on December 22, 2006. Pegasus, Piper Capital Inc. (“Piper”) and Garson Resources Ltd (“Garson”) had entered into a joint venture agreement in order to purchase Kinross’ investment in the New Britannia mine. Consideration received by the Company consisted of 8,960,794 shares of Garson and 10,012,277 shares of Piper, representing a 19.9% interest in each of Piper’s and Garson’s issued and outstanding share capital. The fair value of the consideration received at the date of the transaction was estimated at CDN $5.1 million.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

As part of the transaction, Pegasus replaced Kinross’ environmental letter of credit for CDN $1.9 million issued to the Government of Manitoba and issued to the Company an additional letter of credit for CDN $3.9 million that the Company can draw upon in the event that the Government authorities impose any closure liability or obligation in respect to the property upon Kinross. On each anniversary of this sale transaction, Pegasus shall increase the current amount of the letter of credit by the increase in the Canadian Consumer Price Index for the previous 12 months. The letter of credit is refundable to Pegasus should the mine go into commercial production. Kinross has the right to purchase 60% of the joint venture assets, provided Pegasus completes a feasibility study that identifies a deposit containing at least 3.0 million ounces of gold resources. The Company realized a gain of $8.9 million on the disposition of this property.

(iii)	Disposition of Blanket Mine:

On July 5, 2006, the Company disposed of its interest in the Blanket Mine to Caledonia Mining Corporation (“Caledonia”) in exchange for 20.0 million shares of Caledonia. During 2001, Kinross wrote down its investment in the Blanket Mine property and discontinued its consolidation in 2002. As a result of the transaction, the Company recorded a gain on disposition of $2.9 million, equivalent to the fair value of the shares of Caledonia received at the date of the transaction. Refer to the Impairment charges section in Note 5 for discussion on the write-down associated with this investment.

(iv)	Disposition of Aquarius:

On May 10, 2006, the Company closed the sale of the Aquarius property to St Andrew Goldfields (“St Andrew”) in exchange for 100.0 million common shares and 25.0 million common share purchase warrants of St. Andrew for a total fair value of $14.4 million, resulting in a gain on sale of $0.1 million. The Aquarius property was written down to its net fair value of $14.3 million during 2005, which included $15.2 million in mineral interests and the related $0.9 million reclamation and remediation obligation. The Aquarius property was accounted for as an asset held for sale at December 31, 2005.

Following the completion of the sale, St Andrew Goldfields completed a 20 to 1 share consolidation. As a result, at December 31, 2006, Kinross held 5.0 million common shares and 1.25 million common share purchase warrants. Refer to the Impairment charges section in Note 5 for discussion on the write-down associated with this investment.

(v)	Disposition of Lupin:

On June 19, 2006, Kinross signed a definitive agreement to sell the Lupin mine in the Territory of Nunavut to Wolfden Resources Inc. (“Wolfden”). The transaction was completed on February 28, 2007. See Note 21 Subsequent events for further discussion.

(vi)	Disposition of George/Goose Lake:

The George/Goose Lake property was sold on July 25, 2006 for cash proceeds of $6.0 million, which resulted in a gain of $1.6 million.

(vii)	Acquisition of remaining 51% of Paracatu mine

On December 31, 2004, the Company completed the purchase of the remaining 51% of the Rio Paracatu Mineracao (“RPM”), the owner of the Morro do Ouro mine (also known as Paracatu) in Brazil from Rio Tinto Plc. (‘‘Rio Tinto’’). Prior to this date, the Company proportionately consolidated its investment in RPM. Kinross acquired its original 49% interest in the mine on January 31, 2003 when the Company acquired TVX Gold Inc. (“TVX”). Consideration of $255.6 million was paid in cash on finalizing the post completion working capital adjustment. The Company financed the transaction with debt of $105.0 million and the remainder in cash.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

The following table reflects the purchase price allocation for the acquisition of the remaining 51% interest of the Paracatu mine (in millions):

Cash paid	$249.6
Working capital adjustment	6.0
Total cash paid to Rio Tinto Plc.	$255.6

Plus - direct acquisition costs incurred by the Company	1.4
Total purchase price	$257.0

Plus - Fair value of liabilities assumed by Kinross
Accounts payable and accrued liabilities	$8.3
Long-term debt, including current portion	10.5
Reclamation and remediation obligations, including current portion	5.4
Future income tax liabilities	3.0

Less - Fair value of assets acquired by Kinross
Cash	(5.7)
Short-term investments	(0.4)
Accounts receivable and other assets	(2.7)
Inventories	(3.7)
Property, plant and equipment	(37.5)
Mineral interests	(233.4)
Other non-current assets	(0.8)
Residual purchase price allocated to goodwill	$—

5.	Consolidated financial statement details

Consolidated Balance Sheets

(i)	Accounts receivable and other assets:

	2006	2005
Trade receivables	$6.6	$1.4
Taxes recoverable	11.2	0.4
Prepaid expenses	4.8	6.5
Other	15.5	19.5
	$38.1	$27.8

(ii)	Inventories:

	2006	2005
Ore in stockpiles (a)	$36.2	$30.8
In-process	9.3	12.7
Ore on leach pads (b)	15.8	17.1
Finished metal	19.6	26.0
Materials and supplies	50.0	55.3
	130.9	141.9
Long-term portion of ore in stockpiles	(31.4)	(26.7)
	$99.5	$115.2

(a)
Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See Deferred charges and other long-term assets, Note 5 (vi).

(b)
Ore on leach pads as at December 31, 2006 relate to the Company’s 50% owned Round Mountain and Refugio mines. As at December 31, 2006, the weighted average cost per recoverable ounce of gold on the leach pads at Round Mountain was $323 per ounce (2005 - $275 per ounce) and at Refugio was $240 per ounce (2005 - $161 per ounce). Based on current mine plans, the Company expects to place the last tonne of ore on its current leach pad at Round Mountain in 2018 and at Refugio in 2020. The Company expects that all economic ounces will be substantially recovered within approximately 12 months following the date the last tonne of ore is placed on the leach pad.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

(iii)	Property, plant and equipment:

	2006			2005
	Cost (b)	Accumulated Depreciation	Net Book Value	Cost (b)	Accumulated Depreciation	Net Book Value
Property, plant and equipment (a)
Producing properties
Straight line amortization basis	$196.2	$(105.0)	$91.2	$172.4	$(80.9)	$91.5
Units of production amortization basis	1,133.1	(676.6)	456.5	995.9	(635.0)	360.9
Development properties	—	—	—	—	—	—
Exploration properties	—	—	—	4.4	—	4.4
	$1,329.3	$(781.6)	$547.7	$1,172.7	$(715.9)	$456.8
Mineral Interests
Producing properties	$923.8	$(216.7)	$707.1	$702.6	$(186.1)	$516.5
Development properties	—	—	—	15.2	—	15.2
Exploration properties	76.2	—	76.2	76.2	—	76.2
	$1,000.0	$(216.7)	$783.3	$794.0	$(186.1)	$607.9
Total property, plant and equipment	$2,329.3	$(998.3)	$1,331.0	$1,966.7	$(902.0)	$1,064.7

(a)
Capitalized interest included within property, plant and equipment was $3.7 million and $1.8 million during the years ended December 31, 2006 and December 31, 2005, respectively. Interest capitalized during the year ended December 31, 2006, is related to capital expenditures at Fort Knox, Round Mountain and Paracatu and during the year ended December 31, 2005, is related to Fort Knox, the Porcupine Joint Venture, Refugio and Round Mountain.

(b)	Cost includes adjustments for the impairment in the carrying value of property, plant and equipment. See Note 5 (viii) for details.

For impairment associated with property, plant and equipment, see the Impairment charges section within this note.

The following table shows capitalized stripping for the year ended December 31, 2006:

	2006
	Round Mountain	Fort Knox	Total
Opening balance (a)	$1.1	$—	$1.1
Additions	17.4	37.9	$55.3
Amortization (b)	—	(4.4)	(4.4)
	$18.5	$33.5	$52.0

(a)	The opening balance relates to the Round Mountain pit expansion that was commenced in late 2005.

(b)	Amortization of deferred stripping costs uses the UOP method based on reserves that have not yet been produced that will benefit directly from the stripping activity.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

(iv)	Goodwill:

The Goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown in the table below:

	2005			2006
	Dec 31, 2004	Impairment (a)	Dec 31, 2005	Impairment (a)	Reduction in goodwill (b)	Dec 31, 2006
Operating segments
Round Mountain	$86.5	$—	$86.5	$—	$(27.8)	$58.7
La Coipa	71.4	—	71.4	—	—	71.4
Crixas	38.0	—	38.0	—	—	38.0
Paracatu	65.5	—	65.5	—	—	65.5
Musselwhite	31.0	(2.0)	29.0	—	—	29.0
Kettle River	20.9	—	20.9	—	—	20.9
Other operations	16.6	(6.7)	9.9	—	—	9.9
Corporate and other	—	—	—	—	—	—
Total	$329.9	$(8.7)	$321.2	$—	$(27.8)	$293.4

(a)	For impairment associated with Goodwill, see the Impairment charges section within this note.

(b)	As a result of utilizing tax loss benefits acquired with the Round Mountain operation, a portion of goodwill has been reduced.

There were no additions to Goodwill during the years ended December 31, 2006 and 2005.

(v)	Long-term investments:

The quoted market value of the Company’s long-term investments at December 31, 2006 was $45.7 million (December 31, 2005 - $27.7 million). All long-term investments are carried at the lower of cost and market. During 2006, the Company sold certain long-term investments with a book value of $0.8 million for net proceeds of $33.7 million (2005 - net proceeds of $19.8 million; book value of $14.9 million).

The following are the most significant investment dispositions completed by the Company during 2006 fiscal year:

Katanga

The Company sold 5,751,500 shares of Katanga Mining Ltd. (“Katanga”) on September 8, 2006 for cash proceeds of $31.4 million resulting in a gain of $31.3 million. For additional details on the shares related to Katanga, please see Note 19, Related party transaction.

Bolder

On May 24, 2006, the Company sold 1,000 units of Bolder Opportunity Limited Partnership for cash proceeds of $2.4 million, which resulted in a gain of $1.6 million.

(vi)	Deferred charges and other long-term assets:

	2006	2005
Long-term ore in stockpiles (a)	$31.4	$26.7
Deferred charges, net of amortization	3.8	2.1
Long-term receivables	13.2	9.5
Advance on the purchase of capital equipment	22.6	—
Acquisition costs	8.2	9.2
Other	1.7	1.6
	$80.9	$49.1

(a)
Ore in stockpiles represents stockpiled ore at the Company’s Fort Knox and Kettle River mines and its proportionate share of stockpiled ore at Round Mountain and the Porcupine Joint Venture (2005 - Fort Knox, Round Mountain and the Porcupine Joint Venture).

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

(vii)	Accounts payable and accrued liabilities:

	2006	2005
Trade payables	$49.1	$41.8
Accrued liabilities	60.9	42.3
Employee related accrued liabilities	18.6	18.3
Taxes payable	17.9	7.3
Accruals related to acquisition	1.3	6.5
Other accruals	13.2	16.0
	$161.0	$132.2

Consolidated Statements of Operations

(viii)	Impairment charges:

The Company reviews the carrying values of its portfolio of investments on a quarterly basis. The carrying values of its property, plant and equipment and goodwill are reviewed at least once each fiscal year.

The following is a summary of impairment charges recorded during the fiscal years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Goodwill impairment	$—	$8.7	$12.4

Impairment of property, plant and equipment
Aquarius (b)	—	30.1	—
Fort Knox (c)	—	141.8	—
Kubaka (d)	—	—	25.1
Lupin (d)	—	—	7.9
New Britannia (d)	—	—	1.3
Exploration projects and other assets (d)	—	—	11.8

Impairment of investments and other assets
Other receivable (c)	—	3.4	—
Long-term investments (a)	10.5	0.7	1.4
Total	$10.5	$184.7	$59.9

(a)
During the fourth quarter of 2006, Kinross determined that the decline in the market values of its holdings of St Andrew shares and warrants and Caledonia Mining Corporation shares were other-than-temporary. As a result, the Company recorded an impairment charge to long-term investments of $10.5 million.

(b)
In December, 2005, the Company agreed to sell its interest in the Aquarius project in Timmins, Ontario to St Andrew for 100.0 million shares and 25.0 million warrants of St Andrew. As a consequence, the asset was written down to fair value less selling costs resulting in an impairment of property, plant and equipment of $30.1 million and goodwill of $6.7 million was recorded during 2005. See “Gain on disposal of assets-net” section within this note.

(c)
During the fourth quarter of 2005, the Company conducted a strategic assessment of the Fort Knox operation in light of higher electricity and fuel costs, the metallurgical performance at the True North site and the slope stability issues at the southwest wall of the pit. As a result of the review, reserves at True North and Gil were reclassified from reserves to resources and the Company also elected to withdraw from the Ryan Lode project, which had previously been included in reserves, resulting in an overall write-down of $141.8 million. Also recorded in the fourth quarter of 2005 was a write-down of a long-term, tax related receivable of $3.4 million.

(d)
As a result of a comprehensive review of its mining properties and investments, the Company wrote down the net investments of the Kubaka, Lupin and New Britannia mines to their net recoverable amounts, resulting in a write-down of $34.3 million in the fourth quarter of 2004. An impairment charge of $8.5 million was taken against the Gurupi exploration project in Brazil and the Norseman exploration project in Australia in 2004.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

(ix)	Gain on sale of assets and investments - net:

The following is a summary of the gains on the sale of assets and investments - net during the fiscal years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Investments:
Bolder Limited Opportunity Partnership	$1.6	$—	$—
Katanga Mining Inc. (b)	31.3	—	—
Kinross Forrest (b)	—	4.7	—
Marketable securities	—	0.4	0.7
Other	—	0.2	0.1
Assets:
New Britannia mine (a)	$8.9	$—	$—
Blanket mine (a)	2.9	—	—
George/Goose Lake property (a)	1.6	—	—
Other	1.1	0.7	0.9
	$47.4	$6.0	$1.7

(a)	See Note 4, Acquisitions and divestitures.

(b)	Shares of Kinross Forrest were exchanged for shares of Katanga. See Related party Note 19 for further discussion.

(x)	Other income (expense):

	2006	2005	2004
Interest income	$5.3	$3.1	$5.6
Interest expense	(6.9)	(6.8)	(5.1)
Foreign exchange losses	(9.5)	(14.0)	(13.3)
Sundry sales	—	—	1.3
Other	1.8	3.9	2.2
Non-hedge derivative (losses) gains	—	(3.2)	3.1
	$(9.3)	$(17.0)	$(6.2)

Supplemental cash flow information

(xi)	Cash and cash equivalents:

	2006	2005	2004
Cash on hand and balances with banks	$26.7	$33.4	$29.5
Short-term deposits	127.4	64.2	18.4
	$154.1	$97.6	$47.9

(xii)	Interest and taxes paid:

	2006	2005	2004
Interest	$10.1	$7.9	$2.4
Income taxes	$11.0	$7.3	$16.1

6.	Joint venture interests

The Company conducts a substantial portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

As at December 31, 2006, the Company had interests in six joint venture projects after consideration of the disposal of the Company’s interest in the New Britannia mine in 2006 (see Note 4 – Business acquisition and divestitures).

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

The following tables contain selected financial information on Kinross’ share participation for each of its participating joint ventures for the years ended December 31, 2006, 2005 and 2004.

Joint venture interests - 2006	Round Mountain	Porcupine	Mussel- white	New Britannia	La Coipa	Crixás	Refugio	Total
	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)
Metal sales	$211.7	$97.5	$43.0	$1.9	$94.0	$57.0	$69.7	$574.8
Cost of sales	99.4	59.9	31.9	0.6	47.6	17.7	39.3	296.4
Accretion and reclamation expense	1.7	2.0	0.2	0.2	0.9	0.2	(1.0)	4.2
Depreciation, depletion and amortization	11.9	11.8	10.4	—	16.9	11.2	7.0	69.2
Exploration and business development	5.0	4.9	1.7	—	2.0	1.5	1.8	16.9
Other operating costs	—	0.3	—	—	1.5	0.2	0.5	2.5
Operating earnings (loss)	$93.7	$18.6	$(1.2)	$1.1	$25.1	$26.2	$22.1	$185.6

Current assets	$21.2	$7.3	$3.6	$—	$42.2	$17.2	$26.6	$118.1
Property, plant and equipment	69.2	95.2	80.6	—	62.6	40.7	69.0	417.3
Goodwill	58.7	—	29.0	—	71.4	38.0	—	197.1
Deferred charges and other assets	8.2	5.2	—	—	1.0	0.1	20.8	35.3
	157.3	107.7	113.2	—	177.2	96.0	116.4	767.8

Current liabilities	21.6	10.2	4.1	0.1	21.9	12.2	9.5	79.6
Long-term liabilities	20.9	24.1	2.6	—	13.9	16.0	10.1	87.6
	42.5	34.3	6.7	0.1	35.8	28.2	19.6	167.2
Net investment in joint ventures	$114.8	$73.4	$106.5	$(0.1)	$141.4	$67.8	$96.8	$600.6

Cash flow provided from (used in):
Operating activities	$111.3	$31.3	$11.6	$1.5	$41.2	$34.8	$21.9	$253.6
Investing activities	$(28.3)	$(19.4)	$(4.7)	$2.8	$(7.7)	$(7.8)	$(4.7)	$(69.8)
Financing activities	$—	$—	$—	$—	$—	$—	$(8.8)	$(8.8)

Joint venture interests - 2005	Round Mountain	Porcupine	Mussel- white	New Britannia	La Coipa	Crixás	Refugio	Total
	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)
Metal sales	$164.0	$80.8	$34.9	$0.8	$60.3	$41.5	$14.6	$396.9
Cost of sales	93.7	50.7	26.4	0.8	45.4	14.1	9.6	240.7
Accretion and reclamation expense	1.8	11.8	0.1	3.3	0.4	0.1	0.2	17.7
Depreciation, depletion and amortization	39.5	14.8	12.5	—	15.8	12.3	0.2	95.1
Exploration and business development	2.4	3.5	1.6	—	1.1	0.3	—	8.9
Impairment charges	—	—	2.0	—	—	3.4	—	5.4
Other operating costs	—	1.0	(0.1)	0.9	—	—	2.9	4.7
Operating earnings (loss)	$26.6	$(1.0)	$(7.6)	$(4.2)	$(2.4)	$11.3	$1.7	$24.4

Current assets	$26.3	$10.0	$4.1	$0.1	$13.3	$12.6	$15.3	$81.7
Property, plant and equipment	55.6	88.0	86.3	—	70.6	45.3	72.4	418.2
Goodwill	86.5	—	29.0	—	71.4	38.0	—	224.9
Deferred charges and other assets	6.2	5.3	0.1	—	0.7	0.3	—	12.6
	174.6	103.3	119.5	0.1	156.0	96.2	87.7	737.4

Current liabilities	20.8	10.0	2.0	—	12.4	2.8	16.3	64.3
Long-term liabilities	23.2	25.0	2.7	3.2	14.0	20.6	13.7	102.4
	44.0	35.0	4.7	3.2	26.4	23.4	30.0	166.7
Net investment in joint ventures	$130.6	$68.3	$114.8	$(3.1)	$129.6	$72.8	$57.7	$570.7

Cash flow provided from (used in):
Operating activities	$66.0	$20.6	$6.9	$(3.7)	$9.9	$25.8	$(5.0)	$120.5
Investing activities	$(5.9)	$(24.7)	$(5.7)	$0.3	$(4.7)	$(6.1)	$(26.2)	$(73.0)
Financing activities	$—	$—	$—	$—	$—	$—	$3.6	$3.6

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

Joint venture interests - 2004	Round Mountain	Porcupine	Mussel-white	New Britannia	La Coipa	Crixás	Refugio	Paracatu	Total
	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)
Metal sales	$154.1	$78.8	$32.1	$10.8	$59.0	$38.2	$3.8	$38.2	$415.0
Cost of sales	82.3	44.4	21.1	7.9	39.7	12.2	2.0	20.6	230.2
Accretion and reclamation expense	1.9	2.3	0.1	(0.1)	0.4	0.1	—	0.5	5.2
Depreciation, depletion and amortization	43.3	22.7	12.5	—	16.8	12.8	—	9.5	117.6
Exploration and business development	0.8	3.2	2.0	0.4	0.5	0.3	—	—	7.2
Impairment charges	—	—	—	1.3	—	—	—	2.1	3.4
Other operating costs	—	0.3	0.2	1.3	0.7	(0.1)	1.7	2.6	6.7
Operating earnings (loss)	$25.8	$5.9	$(3.8)	$—	$0.9	$12.9	$0.1	$2.9	$44.7

Current assets	$31.6	$9.6	$3.7	$0.6	$16.4	$13.8	$7.1	$19.2	$102.0
Property, plant and equipment	86.3	75.3	92.2	—	74.1	50.9	43.0	451.2	873.0
Goodwill	86.5	—	31.0	—	71.4	38.0	—	65.5	292.4
Deferred charges and other assets	1.4	4.4	0.1	—	0.4	0.2	0.9	3.2	10.6
	205.8	89.3	127.0	0.6	162.3	102.9	51.0	539.1	1,278.0

Current liabilities	16.5	14.5	2.3	1.5	8.5	1.9	7.4	16.4	69.0
Long-term liabilities	26.0	11.8	2.0	0.6	13.8	21.2	13.4	77.2	166.0
	42.5	26.3	4.3	2.1	22.3	23.1	20.8	93.6	235.0
Net investment in joint ventures	$163.3	$63.0	$122.7	$(1.5)	$140.0	$79.8	$30.2	$445.5	$1,043.0

Cash flow provided from (used in):
Operating activities	$63.7	$30.4	$10.3	$2.2	$14.3	$25.8	$0.6	$13.3	$160.6
Investing activities	$(8.5)	$(24.5)	$(3.9)	$(0.5)	$(0.9)	$(3.6)	$(44.3)	$(15.7)	$(101.9)
Financing activities	$—	$—	$—	$—	$—	$—	$13.0	$—	$13.0

i.	Round Mountain

The Company owns a 50% interest in the Smoky Valley Common Operation joint venture, which owns the Round Mountain mine, located in Nye County, Nevada, U.S.A. Under the joint venture agreement between the Company and Barrick Gold Corporation (“Barrick”), the Company is the operator.

The Management Committee of the joint venture represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

ii.	Porcupine

The Company owns a 49% interest in the Porcupine Joint Venture (“PJV”), operating in the Timmins area of Ontario, Canada. Under the PJV agreement, Goldcorp Inc. (“Goldcorp”) is the operator, having acquired its interest in PJV from Barrick in 2006.

The Management Committee of the PJV approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The PJV participants are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

iii.	Musselwhite

The Company owns a 31.9% interest in the Musselwhite joint venture. The mine is located in northwestern Ontario, Canada. Under the joint venture agreement, Goldcorp is the operator, having acquired its interest in Musselwhite from Barrick in 2006.

The Management Committee of the joint venture approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

iv.	New Britannia

As discussed in Note 4, the Company’s interest in the New Britannia mine was sold on December 22, 2006. Until that time, the Company owned a 50% interest in the New Britannia joint venture and was appointed the operator under the joint venture agreement.

The Management Committee of the joint venture approved annual programs and budgets, and authorized major transactions prior to execution by site management. The joint venture participants were entitled to their pro-rata share of production and were obliged to make their pro-rata share of contributions as requested. Kinross funded all of the reclamation and closure costs. Kinross sold all of the production from the mine and on an annual basis, was entitled to apply its partner’s share of any operating surplus against the outstanding balance of the loan. Both partners were required to fund their pro-rata share of any annual operating deficit.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

v.	La Coipa

The Company owns a 50% interest in Compania Minera Mantos de Oro (“MDO”), a Chilean contractual mining company. MDO owns the La Coipa mine, located in central Chile. Under the joint venture agreement, Goldcorp is the operator of the mine, having acquired its interest in MDO from Barrick in 2006.

The Board of Directors of MDO approves annual programs and budgets and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

vi.	Crixás

The Company owns a 50% interest in Mineracao Serra Grande, S.A. (“MSG”), which owns the Crixás mine, located in central Brazil. Under the joint venture agreement, a wholly owned subsidiary of AngloGold Ashanti Limited (“AngloGold”) is the operator.

The Board of Directors of MSG approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

vii.	Refugio

The Company owns a 50% interest in Compania Minera Maricunga (“CMM”), a Chilean contractual mining company that owns the Refugio mine located in central Chile. The Company is operator of the Refugio mine and provides services to CMM in exploration, mining development, and operations on the Refugio Project Properties and the Refugio mine.

The Board of Directors of CMM approves annual budgets, approves distributions and authorizes major transactions prior to execution by site management. The shareholders are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

On February 27, 2007, the Company concluded the acquisition of Bema Gold Corporation (“Bema”), which holds the remaining 50% interest in CMM. See Note 21 Subsequent events for further discussion.

viii.	Paracatu

Prior to January 1, 2005, the Company owned a 49% interest in RPM which owns the Paracatu mine located next to the city of Paracatu, Brazil. Under the joint venture agreement, Rio Tinto Brasil, a subsidiary of Rio Tinto, was the operator. On December 31, 2004, the Company purchased the remaining 51% of RPM, thereafter owning 100% of the property.

Prior to the Company’s acquisition of the remaining 51% of RPM, the Board of Directors of RPM approved annual programs and budgets and authorized major transactions prior to execution by site management. The joint venture participants were entitled to their pro-rata share of profits in the form of distributions and were obliged to make their pro-rata share of contributions if required.

7.	Financial instruments

The Company manages its exposure to fluctuations in gold and silver prices and foreign currency exchange rates by entering into derivative financial instrument contracts in accordance with the formal risk management policies approved by the Company’s Board of Directors.

Gold and silver price risk management

The profitability of the Company is directly related to the price of gold and silver. From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. Spot deferred contracts are forward sale contracts with flexible delivery dates that enable management to choose to deliver into the contract on a specific date or defer delivery until a future date. However, if the delivery is postponed, a new contract price is established based on the old contract price plus a premium, referred to as “contango”.

From time to time, the Company sells call options as part of its overall strategy of managing the risk of changing gold and silver prices. The option premium is received at the time call options are sold. If the gold or silver price is higher than the call option strike price on the expiry date of the option, Kinross will either sell gold or silver at the strike price of the option or enter into a spot deferred contract with a starting price equal to the strike price of the option. If the gold or silver price is lower than the strike price of the call option at expiry, the option expires worthless.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

The Company may also purchase put options to protect against the risk of falling prices. The option premium is paid out at the time the put options are purchased. If the gold or silver price is lower than the strike price of the put option on the expiry date, metal is sold at the strike price of the option. If the gold or silver price is higher than the strike price of the put option, the option expires worthless.

Call Options

There were no call options on gold or silver outstanding as at December 31, 2006. As at December 31, 2005, the Company had 255,000 ounces of written gold call options outstanding at various strike prices for which the Company had recorded a $6.2 million unrealized loss. Premiums received at the inception of these written call options were recorded as a liability and changes in the fair value of options were recognized in current earnings. During the year end December 31, 2006, the Company closed out these written call options resulting in a pre-tax loss of $8.2 million.

Put Options

As at December 31, 2006, there were no put options outstanding. As at December 31, 2005, the Company had 150,000 ounces of purchased put options on gold outstanding at a strike price of $250 per ounce. Changes in their fair value are recorded in current earnings.

Spot Deferred Contracts

The Company had no spot deferred contracts outstanding as at December 31, 2006 or at December 31, 2005.

As at December 31, 2006 and 2005, the Company has no derivative financial instruments outstanding relating to silver.

Foreign currency risk management

All metal sales revenues for the Company are denominated in U.S. dollars. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Russian rubles, Chilean pesos and Brazilian reais. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future foreign currency denominated cash outflows. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

As at December 31, 2006, the Company had no outstanding foreign exchange hedging contracts. As at December 31, 2005, the Company had foreign currency forward contracts to sell $6.0 million U.S. dollars and buy 14.8 million Brazilian reais at an average exchange rate of 2.47 over a nine month period ending December 31, 2006. The Company uses these fixed forward contracts to partially hedge its Canadian dollar and Brazilian real denominated costs. During 2006, the Company recognized a gain of $nil from hedging against movements in the exchange rate against the U.S. dollar (2005 – gain of $2.6 million, 2004 – gain of $2.9 million). The gains in 2005 and 2004 have been netted against operating costs from the Company’s Canadian mines and against Canadian general and administrative expenses.

Credit risk management

Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty is based on that counterparty’s credit rating. At December 31, 2006, the Company’s gross credit exposure was $nil (2005 – $0.1 million).

Other risks

The Company is exposed to interest rate risk on its variable rate debt. The Company is also exposed to changes in crude oil prices as a result of diesel fuel consumption, primarily at its open pit mines. There were no derivative instruments related to interest rates or fuel prices outstanding as at December 31, 2006 or December 31, 2005.

Fair values of financial instruments

Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, marketable securities, certain long-term investments, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt other than redeemable retractable preferred shares and capital leases, approximates fair value primarily due to the floating rate nature of the debt instruments.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at December 31. The following table represents the fair value gain (loss) relating to derivative contracts outstanding as at December 31:

	2006	2005
Call options sold (a)	$—	$(6.2)
Foreign currency contracts (b)	$—	$0.1

(a)	Based on a spot gold price of $513 per ounce as at December 31, 2005.

(b)	Based on a Brazilian real exchange rate of $2.3407 and a Canadian dollar exchange rate of $1.2036, both at December 31, 2005.

8.	Long-term debt and credit facilities

		Interest Rates	2006	2005
Corporate revolving credit facility	(i)	Variable	$60.0	$140.0
Corporate term loan facility	(i)	Variable	5.0
Refugio credit facility	(ii)	Variable	—	5.5
Paracatu short-term loan	(iii)	5.67%	15.0	—
Fort Knox capital leases	(iv)	5.0% - 5.25%	—	0.6
Refugio capital leases	(iv)	5.7% - 6.2%	9.9	13.2
			89.9	159.3
Less: current portion			(17.9)	(9.4)
Long-term debt			$72.0	$149.9

As of December 31, 2006, the long-term debt repayments for each of the years ending December 31 are as follows:

	2007	2008	2009	2010	2011	2012	Total
Corporate revolving credit facility	$—	$—	$60.0	$—	$—	$—	$60.0
Corporate term loan facility	—	0.7	0.9	0.9	0.9	1.6	5.0
Paracatu short-term loan	15.0	—	—	—	—	—	15.0
Refugio capital leases	2.9	3.0	3.9	0.1	—	—	9.9
Total long-term debt payable	$17.9	$3.7	$64.8	$1.0	$0.9	$1.6	$89.9

(i)	Corporate Revolving Credit and Term Loan Facilities

At the end of 2004, the Company had in place a three year $200.0 million revolving credit facility. In April 2005, the facility was increased to $295.0 million and the term extended to April 2008.This facility has been used to partially finance the acquisition of the 51% interest in RPM and provide credit support for letters of credit used to satisfy financial assurance requirements primarily associated with reclamation-related activities. Assets of the Fort Knox mine and shares of certain wholly-owned subsidiaries were pledged as collateral.

On August 18, 2006 the Company entered into an amended and restated three year revolving credit facility and a five and a half year term loan for $300.0 million and $200.0 million respectively. The revolving credit facility will support Kinross’ liquidity and letter of credit needs. The term loan will support the previously announced expansion program at the Paracatu mine in Brazil.

The credit agreement can be drawn in U.S. or Canadian dollars. The facility can be extended at each of the first two maturity dates by an additional year at the option of the lenders. During the year ended December 31, 2006, issue costs related to both facilities, totaling $2.5 million, were deferred on the balance sheet and are being amortized over the term of the new facilities. At December 31, 2006, the balance of the unamortized deferred financing charges totaled $3.6 million.

The $300.0 million revolving credit facility continues to provide support for letters of credit to satisfy financial assurance requirements, primarily associated with activities related to reclamation. As at December 31, 2006, in addition to the LIBOR loans of $60.0 million noted in the table above, letters of credit totaling $127.5 million were drawn against this facility. In the event that the underlying credit facility is not extended, the amounts drawn against the facility will become due and payable at maturity.

Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company’s net debt to operating cash flow.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

Assuming the Company maintains a net debt/operating cash flow ratio less than 1.25, interest charges would be as follows:

Type of Credit	credit facility
Dollar based LIBOR loan	LIBOR plus 1%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

The credit agreement contains various covenants that include limits on indebtedness, distributions, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $700.0 million for 2006 and $727.9 million for 2005, an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan.

(ii)	Refugio credit facility

During 2005, ScotiaBank Sud Americano extended a $12.0 million credit facility to CMM, the Chilean company that owns the Refugio mine. Kinross owns 50% of CMM. The Company, along with Bema (see Subsequent event Note 21), its joint venture partner on the Refugio mine, arranged for the credit facility to fund any additional CMM cash requirements. The Company was the guarantor of the agreement. During the first quarter of 2006, the Company reduced the size of the facility to a maximum of $10.0 million. Funds drawn on the facility are in the form of one-year promissory notes with a maturity date of one year and bear an interest rate of 30 day LIBOR plus 1.24%. Interest is payable every 90 days on all drawn amounts. As at December 31, 2006, CMM had repaid all of the loans under this facility and the facility was terminated.

(iii)	Paracatu short-term loan

As at December 31, 2006, RPM, a subsidiary of the Company, borrowed $15.0 million to fund the expansion project. This short-term loan is payable in 30 days and bears an interest rate of 5.67%.

(iv)	Capital leases

At December 31, 2006, Refugio had equipment under capital lease totaling $9.9 million (2005 - $13.2 million) at an interest rate based on the average U.S. federal SWAP rate plus 1.95%. Repayments on the Refugio leases end in 2010. Fort Knox capital leases were fully repaid by September 30, 2006.

The Company recorded interest expense related to the capital leases of $0.9 million, $0.7 million and $0.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

Following is a schedule of future minimum lease payments required under these facilities:

For the years ended December 31, 2006 and 2005, the capital lease obligations are as follows:

	2006	2005
2006	$—	$4.8
2007	3.4	3.4
2008	3.3	3.3
2009	4.1	4.1
2010	0.1	0.1
Total minimum lease payments	$10.9	$15.7
Less amount representing interest	1.0	1.9
Present value of net minimum lease payments	$9.9	$13.8
Current portion of obligations under capital lease	2.9	3.9
	$7.0	$9.9

9.	Reclamation and remediation obligations

The Company conducts its operation so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Kinross has made, and will continue to undertake these reclamation and remediation activities. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligation. The following table details the items that affect the reclamation and remediation obligations:

	2006	2005	2004

Balance at January 1,	$175.9	$131.7	$130.3
Additions resulting from acquisitions (a)	0.1	—	5.4
Dispositions (b)	(4.9)	—	—
Reclamation spending	(22.8)	(24.0)	(17.9)
Accretion and reclamation expenses	33.5	56.0	21.4
Foreign exchange	—	—	0.8
Asset retirement cost	(13.4)	12.2	(6.7)
Other	—	—	(1.6)
Balance at December 31,	$168.4	$175.9	$131.7
Current Portion	28.8	36.3	23.6
Long-term balance at December 31,	$139.6	$139.6	$108.1

(a)	Reflects the 2006 acquisition of Crown and the 2004 acquisition of the remaining interest in RPM.

(b)	Reflects the disposal of the Aquarius and New Britannia mines (see Note 4 - Acquisitions and divestitures)

Included in the December 31, 2006 accretion expense is a $23.3 million charge reflecting revised estimated fair values of costs that support the reclamation and remediation obligation for properties that have been closed. The undiscounted cash flows, before inflation adjustments, estimated to settle the reclamation and remediation obligations as at December 31, 2006 is approximately $263.8 million. The majority of the expenditures are expected to occur from 2007 to 2035. The credit adjusted risk-free rates used in estimating the site restoration cost obligation were 7%, 7% and 6% and the inflation rates used were 2%, 2.5% and 2% for the years ended December 31, 2006, 2005 and 2004, respectively.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2006, letters of credit totaling $120.6 million (2005 - $110.3 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company’s revolving credit facility.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

10.	Redeemable retractable preferred shares

The redeemable retractable preferred shares entitled the holder to receive a CDN $0.80 per share fixed cumulative annual preferential cash dividend, payable in equal quarterly installments and was entitled at any time to convert all or any part of the redeemable retractable preferred shares into common shares on the basis of 2.7518 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. The Company could redeem all or any part of the redeemable retractable preferred shares at a price of CDN $10.00 per share, together with unpaid dividends accrued to the date of redemption at any time, upon a minimum thirty day notice. The holder of the redeemable retractable preferred shares was entitled to require the Company to redeem for cash all or any part of the redeemable retractable preferred shares at this price. These redeemable retractable preferred shares were outstanding and held by a former senior officer and director of the Company. As at December 31, 2005, there were 311,933 redeemable retractable preferred shares outstanding. There were no conversions during 2005. During 2006, all 311,933 redeemable preferred shares outstanding were converted into 858,388 common shares, based on the stated exchange ratio.

11.	Convertible preferred shares of subsidiary company

The convertible preferred shares of a subsidiary company consist of $3.75 Series B Convertible Preferred Shares of Kinam (“Kinam Preferred Shares”) which are exchangeable into common shares of the Company at a conversion rate of 1.6171 common shares for each Kinam Preferred Share, subject to adjustment in certain events.

Annual cumulative dividends of $3.75 per share are payable quarterly on each February 15, May 15, August 15 and November 15, as and if declared by Kinam’s Board of Directors. Dividend payments on these shares were suspended in accordance with their terms in August 2000 and continue to remain suspended. No dividends were declared or paid on the Kinam Preferred Shares during 2006, 2005 or 2004. The cumulative dividends in arrears on the Kinam Preferred Shares owned by non-affiliated shareholders of $5.0 million and $4.2 million as at December 31, 2006 and 2005, respectively, have been accrued and included in the carrying value of the convertible preferred shares of subsidiary company. These convertible preferred shares are also considered as a form of non-controlling interests.

During 2006, 100 Kinam Preferred Shares, net of adjustments, were exchanged into 161 common shares of the Company. During 2005, 506 Kinam Preferred Shares, net of adjustments, were exchanged into 1,000 common shares of the Company. During 2004, 1,722 Kinam Preferred Shares were exchanged into 2,781 common shares of the Company. There were 204,855 and 204,955 Kinam Preferred Shares held by non-affiliated shareholders as at December 31, 2006 and 2005, respectively. If all the Kinam Preferred Shares owned by non-affiliated shareholders were exchanged, an additional 331,265 common shares of the Company would be issued.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

12.	Common share capital and common share purchase warrants

The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for each of the years in the three-year period ended December 31, 2006 is as follows:

	2006		2005		2004
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	( 000's)	$	( 000's)	$	( 000's)	$
Common shares
Balance, January 1,	345,417	$1,768.2	345,066	$1,766.4	345,638	$1,774.1
Issued (cancelled):
Issued on acquisition of Crown	14,657	$205.4	—	—	—	—
Repurchase and cancellations (a)	—	—	—	—	(1,609)	(11.8)
Under employee share purchase plan	151	1.6	213	1.4	218	1.4
Under stock option and restricted share plan	1,621	14.5	137	0.5	616	3.2
Expiry of TVX and Echo Bay options	—	(0.1)	—	(0.1)	—	(1.1)
Conversions:
Kinam Preferred Shares	—	—	1	—	3	—
Redeemable retractable preferred shares (b)	858	2.7	—	—	200.0	0.6
Balance, December 31,	362,704	$1,992.3	345,417	$1,768.2	345,066	$1,766.4

Common share purchase warrants (c)
Balance, January 1,	8,333	$9.4	8,333	$9.4	8,333	$9.4
Balance, December 31,	8,333	$9.4	8,333	$9.4	8,333	$9.4
Total common share capital		$2,001.7		$1,777.6		$1,775.8

(a)
On November 26, 2004, the Company held a special meeting of its shareholders and approved an amendment to the Company’s articles to effect a consolidation (reverse split) of its common shares on a 100:1 basis, followed by an immediate deconsolidation (split) of such shares on a 1:100 basis. The effective date for the consolidation was December 5, 2004 and with the deconsolidation to follow immediately on December 6, 2004 to allow Kinross common shares to begin trading under its new CUSIP number. Shareholders holding less than 100 pre-consolidation shares received a cash payment of CDN $9.71 or $8.19 per share an amount equal to the weighted average trading price per share on the Toronto Stock Exchange for the five trading days prior to November 26, 2004. Shareholders holding 100 or more pre-consolidation shares were not affected by the consolidation/deconsolidation except for the change in CUSIP numbers. As a result of this transaction, the Company repurchased 1,608,844 of its common shares for $11.8 million.

(b)	During 2006, all the remaining 311,933 redeemable retractable preferred shares outstanding were converted into 858,388 common shares of the Company, based on the stated exchange ratio.

(c)
There are 25.0 million common share purchase warrants outstanding. Three common share purchase warrants can be exercised on or before December 5, 2007 for one common share at an exercise price of CDN $15.00. The fair value of the common share purchase warrants was $9.4 million.

Shareholders’ rights plan

On March 27, 2006, the Company’s Board of Directors adopted a shareholders’ rights plan (the “Plan”) to ensure that all shareholders are treated fairly in any transaction involving a change of control of the Company. The Plan addresses the Company’s concern that existing legislation does not permit sufficient time for the Board of Directors and shareholders of the Company to properly evaluate a take-over bid or pursue alternatives with a view to maximize shareholder value.

The Plan is not intended to prevent take-over bids. “Permitted Bid” provisions of the Plan do not invoke the dilutive effects of the Plan if a bid meets certain requirements intended to protect the interests of all shareholders. A bid will constitute a Permitted Bid if it is made by the way of a take-over bid circular, remains open for a minimum of 60 days and otherwise complies with the Permitted Bid provisions of the Plan. The Plan will be invoked by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of the Company or the commencement of a take-over bid that is not a Permitted Bid.

Under the Plan, one right is issued for each common share of the Company. The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take-over bid is made that does not comply with the Permitted Bid requirements. In such event, such rights will entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price at the time. The Plan was ratified by shareholders of the Company at the Company’s 2006 annual and special meeting of shareholders.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

13.	Stock-based compensation

Stock-based compensation recorded during the years ended December 31 was as follows:

	2006	2005	2004

Stock option plan expense	$4.0	$2.7	$1.4
Employer portion of stock purchase plan	0.5	0.5	0.5
Restricted share plan expense	5.0	1.3	0.7
Deferred share units expense	0.7	0.4	0.3
Total stock-based compensation	$10.2	$4.9	$2.9

Share purchase plan

The Company has an ESPP whereby North American employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company contributes 50% of the employees’ contributions. The Company issues common shares equal to the employees’ contribution and the Company’s contribution from treasury each quarter. The common shares are purchased based on the weighted average price on the last twenty trading sessions prior to the end of the quarter. The number of shares issued by the Company and the average of the price per share for the years ending December 31 are as follows:

	2006	2005	2004

Common shares issued	151	213	218
Average price of shares issued	$10.86	$6.89	$6.36

Restricted share plan

On February 15, 2001, the Company adopted a restricted share plan. The restricted share plan provides that restricted share units may be granted to employees, officers, directors and consultants of the Company. A restricted share unit is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. Restricted share units vest over a three-year period. The current maximum number of common shares issuable under the restricted share plan is 4.0 million. There were 897,619 and 457,547 restricted share units granted and outstanding as at December 31, 2006 and 2005, respectively.

Deferred share unit plan

On October 1, 2003, the Company adopted a DSU Plan for its outside directors. The DSU plan provides that each outside director receives, on the date in each quarter which is two business days following the publication by the Company of its earnings results for the previous quarter, or year in the case of the first quarter, that number of DSUs having a value equal to 50% of the compensation of the outside director for the current quarter. The number of DSUs granted to an outside director is based on the closing price of the Company’s common shares on the Toronto Stock Exchange on the business day immediately preceding the date of grant. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date. There were 124,897 and 95,845 DSUs outstanding as at December 31, 2006 and 2005, respectively.

Stock option plan

The Company has a stock option plan for officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of five years. All options granted before January 31, 2003, vested immediately pursuant to the combination of Kinross, TVX and Echo Bay Mines Limited (“Echo Bay”). Effective November 24, 2003, one-third of the options are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company’s Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the closing market price of the common shares on the last trading day prior to the grant of the option. The stock options outstanding at December 31, 2006 expire at various dates to 2010. As at December 31, 2006, 3,968,462 common shares, in addition to those outstanding at year end, were available for granting of options.

Section 3870 outlines a fair value based method of accounting required for stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date.

Adoption of the fair value based method for all awards impacted the Company’s method of accounting for stock options. As a result, stock option compensation of $2.5 million (pre-tax) was recorded as the cumulative effect of the adoption as an adjustment to the opening accumulated deficit as at January 1, 2004, in the consolidated statements of common shareholders’ equity and $0.2 million was recorded as an increase in the value of common shares on the exercise of options on adoption.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

A summary of the status of the stock option plan and changes during the years ended December 31, 2006, 2005 and 2004, are as follows:

Canadian $ denominated options	2006		2005		2004
	(000’s)		(000’s)		(000’s)
Opening balance	2,368	$18.72	3,488	$17.18	3,431	$14.04
Exercised	(1,180)	8.33	(134)	3.91	(579)	6.16
Granted	1,891	12.69	—	—	1,229	9.53
Cancelled/expired	(564)	16.23	(986)	15.27	(593)	6.01
Outstanding at December 31,	2,515	$12.53	2,368	$18.72	3,488	$17.18

US $ denominated options	2006		2005		2004
	(000’s)		(000’s)		(000’s)
Opening balance	6	$16.32	9	$19.38	20	$21.09
Exercised	(41)	9.15	—	—	—	—
Granted	—	—	—	—	—	—
Adjustment	66	14.86	—	—	—	22.50
Cancelled/expired	—	19.90	(3)	25.62	(11)	—
Outstanding at December 31,	31	$22.40	6	$16.32	9	$19.38

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2006:

	Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
	(000’s)	($)	(years)	(000’s)	($)	(years)
Exercisable in Canadian dollars:
$ 7.60 - $ 11.39	863	$10.14	2.54	592	$10.25	2.29
$ 11.40 - $ 17.09	1,590	12.81	3.63	208	12.89	3.05
$ 17.10 - $ 25.64	18	20.79	1.80	18	20.79	1.80
$ 38.48 - $ 46.16	44	46.15	0.36	44	46.15	0.36
	2,515	$12.53	3.19	862	$12.94	2.37

Exercisable in United States dollars:
$9.15	2	$9.15	1.01	2	$9.15	1.01
$23.43	29	$23.43	0.01	29	$23.43	0.01

	31	$22.40	0.08	31	$22.40	0.08

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

The following weighted average assumptions were used in computing the fair value of stock options granted during the last three fiscal years ended December 31:

	2006	2005 (a)	2004

Black-Scholes weighted-average assumptions
Expected dividend yield	0.0%	—	0.0%
Expected volatility	36.3%	—	40.4%
Risk-free interest rate	4.8%	—	3.2%
Estimated forfeiture rate	3.0%	—	N/A
Expected option life in years	3.5	—	3.5

Weighted average fair value per stock option granted	$4.21	—	$3.18

(a)	There were no stock options granted during 2005.

14.	Earnings (loss) per share

Earnings (loss) per share (“EPS”) has been calculated using the weighted average number of shares outstanding during the year. Diluted EPS is calculated using the treasury stock method with the exception of all preferred shares which use the if-converted method. The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings (loss) per common share for the following years:

(Number of common shares in 000's)	2006	2005 (a)	2004 (a)

Basic weighted average shares outstanding:	352,097	345,237	346,034

Weighted average shares dilution adjustments:
Dilutive stock options (b)	119	—	—
Restricted shares	937	—	—
Diluted weighted average shares outstanding	353,153	345,237	346,034

Weighted average shares dilution adjustments - exclusions: (c)
Stock options	258	2,189	—
Restricted shares	—	458	230
Redeemable preferred shares	—	858	858
Kinam Preferred Shares	331	331	335

(a)
As a result of the net loss for the years ended December 31, 2005 and 2004, diluted earnings per share was calculated using the basic weighted average shares outstanding because to do otherwise would have been anti-dilutive.

(b)
Dilutive stock options were determined by using the Company’s average share price for the period. For the years ended December 31, 2006, 2005 and 2004 the average share price used was $11.36, $6.56 and $6.57 per share, respectively.

(c)	These adjustments were excluded, as they were anti-dilutive for the years ended December 31, 2006, 2005 and 2004, respectively.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

15.	Income and mining taxes

(i)	Income and mining taxes (expense) recovery

The following table shows the (provision for) recovery of income and mining taxes:

	2006	2005	2004
Income taxes
Current
Canada (a)	$—	$(0.5)	$(0.5)
Foreign	(43.9)	(1.3)	(17.3)
Future
Foreign	19.9	5.7	28.2

Mining taxes
Current - Canada	(0.2)	(0.3)	—
Future - Canada	(1.7)	9.3	1.1
	$(25.9)	$12.9	$11.5

(a)	Represents Large Corporations Tax.

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2006	2005	2004
Combined statutory income tax rate	36.1%	38.1%	39.1%

Increase (decrease) resulting from:
Mining taxes	1.0%	4.1%	1.4%
Resource allowance and depletion	(11.5%)	5.2%	16.3%
Difference in foreign tax rates	(1.7%)	3.0%	23.6%
Benefit of losses not recognized	0.8%	(45.0%)	(64.2%)
Recognition of tax attributes not previously benefited	(10.8%)	0.0%	0.0%
Other	(0.4%)	0.3%	(0.7%)
Effective tax rate	13.5%	5.7%	15.5%

(ii) Future income taxes

The following table summarizes the components of future income taxes:

	2006	2005
Future tax assets
Accrued expenses and other	$34.2	$15.9
Reclamation and remediation obligations	22.4	36.8
Alternative minimum tax credits	15.8	23.8
Non-capital loss carryforwards	261.5	318.5
Inventory capitalization	0.6	0.4
Property, plant and equipment	164.0	140.3
Valuation allowance	(368.7)	(521.2)
	129.8	14.5
Future tax liabilities
Property, plant and equipment	244.2	144.1
Future tax liabilities - net	$114.4	$129.6

During 2005, the Chilean Congress passed a tax bill imposing a maximum 5% tax on mine operating profits, effective January 1, 2006. MDO, the operator of the La Coipa mine, has been granted a reduced tax rate of 4% for a period of 12 years. CMM, the operator of the Refugio mine, has a tax stability agreement in place, whereby, the new mining tax will not apply to Refugio unless CMM elects to opt out of the tax stability agreement in the future. The final regulations relating to this new mining tax have yet to be issued, thus the Company cannot determine the exact impact of the change at this time.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

(iii) Non-capital losses

The following table summarizes the Company’s non-capital losses that can be applied against future taxable income:

Country	Type	Amount	Expiry Date
Canada (a)	Net operating losses	$156.0	2007 - 2026
United States (b)	Net operating losses	459.5	2007 - 2024
United States (b)	Alternative minimum tax	228.4	2007 - 2024
Chile	Net operating losses	206.7	No expiry
Australia	Net operating losses	13.4	2007 - 2024

(a)	Approximately $67.5 million are limited in their deduction to income from specific operations.

(b)	Utilization of the U.S. loss carry forwards will be limited in any year as a result of previous changes in ownership.

16.	Segmented information

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company’s primary mining operations are in the United States, Canada, Brazil, Russia, and Chile. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer as were those operations that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments. Properties that are in development or have not reached commercial production levels are reported as other operations. Properties that are under care and maintenance are shut down and are in reclamation, non-mining and other operations are reported in Corporate and other. At December 31, 2006, the Company’s reportable segments reflect the recommissioning of the Refugio mine in 2005 and the acquisition of Crown Resources Corporation, which is included with Kettle River. As at December 31, 2005, the Company’s reportable segments reflected the reduction in mining operations at Kubaka, which is classified within Other operations, and properties in care and maintenance or disposed such as Lupin, New Britannia and Aquarius which are now part of Corporate and other. Prior year segment information has been revised to reflect the 2006 and 2005 classifications.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

Operating results by segments:

The following tables set forth information by segment for the following periods:

For the year ended December 31, 2006:
	Metal sales	Cost of sales (a)	Accretion	DD&A (b)	Exploration	Impairment	Other (c)	Segment operating earnings (loss)
Operating segments
Fort Knox	$208.3	$102.9	$1.3	$25.0	$1.4	$—	$0.5	$77.2
Round Mountain	211.7	99.4	1.7	11.9	5.0	—	—	93.7
La Coipa	94.0	47.6	0.9	16.9	2.0	—	1.5	25.1
Crixás	57.0	17.7	0.2	11.2	1.5	—	0.2	26.2
Paracatu	104.1	57.7	0.9	12.5	1.5	—	5.5	26.0
Musselwhite	43.0	31.9	0.2	10.4	1.7	—	—	(1.2)
Porcupine Joint Venture	97.5	59.9	2.0	11.8	4.9	—	0.3	18.6
Refugio	69.7	39.3	(1.0)	7.0	1.8	—	0.5	22.1
Kettle River	2.5	0.8	—	—	0.2	—	5.8	(4.3)
Other operations	23.9	23.9	2.7	—	3.5	—	13.6	(19.8)
Corporate and other (e )	(6.1)	0.6	24.6	1.6	15.9	10.5	2.8	(62.1)
Total	$905.6	$481.7	$33.5	$108.3	$39.4	$10.5	$30.7	$201.5

For the year ended December 31, 2005:
	Metal sales	Cost of sales (a)	Accretion	DD&A (b)	Exploration	Impairment	Other (c)	Segment operating earnings (loss)
Operating segments
Fort Knox	$143.1	$88.1	$1.1	$34.8	$0.6	$141.8	$0.8	$(124.1)
Round Mountain	164.0	93.7	1.8	39.5	2.4	—	—	26.6
La Coipa	60.3	45.4	0.4	15.8	1.1	—	—	(2.4)
Crixás	41.5	14.1	0.1	12.3	0.3	3.4	—	11.3
Paracatu	79.0	50.0	0.7	17.0	5.2	—	0.7	5.4
Musselwhite	34.9	26.4	0.1	12.5	1.6	2.0	—	(7.7)
Porcupine Joint Venture	80.8	50.7	11.8	14.8	3.5	—	0.9	(0.9)
Refugio	14.6	9.6	0.2	0.2	—	—	2.9	1.7
Kettle River	31.7	18.9	6.5	8.8	0.4	—	1.8	(4.7)
Other operations	68.0	44.9	2.9	9.6	2.3	—	4.5	3.8
Corporate and other (e )	7.6	6.3	30.4	2.4	9.2	37.5	42.0	(120.2)
Total	$725.5	$448.1	$56.0	$167.7	$26.6	$184.7	$53.6	$(211.2)

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

For the year ended December 31, 2004:
	Metal sales	Cost of sales (a)	Accretion	DD&A (b)	Exploration	Impairment	Other (c)	Segment operating earnings (loss)
Operating segments
Fort Knox	$143.9	$89.2	$1.3	$35.9	$0.6	$—	$0.3	$16.6
Round Mountain	154.1	82.3	1.9	43.3	0.8	—	—	25.8
La Coipa	59.0	39.7	0.4	16.8	0.5	—	0.7	0.9
Crixás	38.2	12.2	0.1	12.8	0.3	—	—	12.8
Paracatu (d)	38.2	20.6	0.5	9.5	—	2.1	2.6	2.9
Musselwhite	32.1	21.1	0.1	12.5	2.0	—	0.2	(3.8)
Porcupine Joint Venture	78.8	44.4	2.3	22.7	3.2	—	0.5	5.7
Refugio	3.8	2.0	—	—	—	—	1.7	0.1
Kettle River	37.6	21.8	0.4	11.8	2.2	—	0.5	0.9
Other operations	53.6	36.4	0.4	6.9	2.8	42.5	2.5	(37.9)
Corporate and other (e )	27.5	32.7	14.0	(2.1)	8.0	15.3	51.5	(91.9)
Total	$666.8	$402.4	$21.4	$170.1	$20.4	$59.9	$60.5	$(67.9)

(a)	Cost of sales excludes accretion, depreciation, depletion and amortization.

(b)	Depreciation, depletion and amortization is referred to as “DD&A” in the tables above.

(c)	Other includes Other operating costs, General and administrative expenses and (Gain) loss on disposals of assets.

(d)
Operating results for the year ended December 31, 2004 include the Company’s 49% share of Paracatu. On December 31, 2004, the Company acquired the remaining 51% interest in RPM; thereafter, owning 100% of the property.

(e)	Includes corporate, shutdown operations and other non-core operations.

Segment assets and Capital expenditures:

The following table details the segment assets and capital expenditures for the following years:

	Segment assets		Capital expenditures
	As at December 31,		Years ended December 31,
	2006	2005	2006	2005	2004
Operating segments
Fort Knox	$183.1	$161.4	$49.9	$44.6	$58.7
Round Mountain	157.3	174.6	28.3	5.9	8.8
La Coipa	177.2	156.0	7.8	4.9	1.0
Crixás	96.0	96.2	7.8	6.2	3.6
Paracatu (a)	600.4	550.9	61.8	21.3	5.8
Musselwhite	113.2	119.5	4.7	5.7	3.9
Porcupine Joint Venture	107.7	103.3	19.5	24.7	24.5
Refugio	116.4	87.7	4.7	26.2	43.4
Kettle River	269.4	26.7	16.7	1.7	1.6
Other operations (c)	75.6	96.9	—	0.2	17.0
Corporate and other (b) (c)	157.2	124.9	1.7	1.0	1.2
Total	$2,053.5	$1,698.1	$202.9	$142.4	$169.5

(a)	Segment assets in 2006 and 2005 reflect the 100% interest in the assets of Paracatu as a result of the acquisition of the remaining 51% interest in the Paracatu mine.

(b)
Includes Corporate, shutdown operations and other non-core operations. Also includes $99.5 million and $63.5 million in cash and cash equivalents held at the Corporate level as at December 31, 2006 and December 31, 2005, respectively.

(c)	Included in these categories during 2004 were Aquarius (Other operations), Norseman and E-Crete (Corporate and other). Norseman and E-Crete were subsequently sold during 2005.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

Metal sales and Property, plant and equipment by geographical regions:

	Metal sales			Property, plant & equipment
	Years ended December 31,			As at December 31,
	2006	2005	2004	2006	2005

Geographic information:
United States	$422.5	$338.8	$335.6	449.8	$173.8
Canada	134.4	123.3	138.4	177.9	195.2
Brazil	161.1	120.5	76.4	571.7	552.7
Chile	163.7	74.9	62.8	131.6	143.0
Russia	23.9	68.0	53.6	—	—
Total	$905.6	$725.5	$666.8	$1,331.0	$1,064.7

The following table represents sales to individual customers exceeding 10% of annual metal sales:

	Sales of customers greater than 10% of total Metal sales
Rank	2006	2005	2004

1	$217.9	$183.8	$190.2
2	132.5	96.0	108.5
3	130.7	93.2	98.5
4	99.1	71.8	88.4
Total	$580.2	$444.8	$485.6
% of Total Sales	64.1%	61.3%	72.8%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

17.	Employee pension and post-retirement benefit plans

Defined contribution pension and retirement plans

The Company has several defined contribution retirement plans covering substantially all employees in North America and certain foreign countries. Under these plans, the Company either contributes a set percentage of the employee’s salary or matches a percentage of the employee’s contributions. The employees are able to direct the contributions into a variety of investment funds offered by the plans.

In 2004, the Company adopted an Executive Retirement Allowance Plan (“ERAP”) to bring the Company’s retirement arrangements for executives in line with industry standards. Executives, both in the U.S. and Canada, participating in the ERAP do not receive Company contributions under the Company’s other retirement plans. The Company has issued a letter of credit for the ERAP plan of $1.8 million. As of December 31, 2006, the liability associated with this plan was $1.4 million.

The Company’s expense related to these plans was $6.3 million in 2006, $7.1 million in 2005, and $6.0 million in 2004.

Defined benefit pension plans

In the United States, defined benefit plans cover former employees of the Candelaria and DeLamar mines, and certain U.S. employees of the mines previously owned by Kinam. Prior to the Kinam acquisition, all employees in the U.S. employed by Kinam were covered by a non-contributory defined benefit pension plan. That plan was frozen on June 1, 1998, and all active employees were transferred into the Company’s defined contribution retirement plan. Benefits under these plans are based on either the employees’ compensation prior to retirement or stated amounts for each year of service with the Company. The Company makes annual contributions to the U.S. plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

The date of the actuarial valuation was December 31, 2006.

Other benefit plans

The Company provides certain health care benefits to retired employees in the United States. The retiree plan covers the former employees of the Candelaria and DeLamar mines as well as former Kinam employees. Following the acquisition of the Candelaria and DeLamar mines in August 1993, that retiree plan was frozen and employees who retired after August 1993 were not eligible to participate in the plan. Following the merger with Kinam in June 1998, that retiree plan was also frozen and employees who retired after June 1998 were not eligible to participate in the plan, absent special circumstances. The post-retirement health plans are contributory in certain cases based upon years of service, age and retirement date. The Company does not fund post-retirement benefits other than pensions and may modify the plan provisions at its discretion.

The following tables summarize the change in benefit obligations and fair value of assets as at December 31:

	Defined benefit plans		Other benefits
	2006	2005	2006	2005
Change in benefit obligation
Benefit obligation, beginning of year	$14.9	$13.0	$3.1	$2.6
Interest costs	0.9	0.8	0.1	0.2
Plan participants' contributions	—	—	0.1	0.1
Actuarial loss (gain)	(0.5)	1.6	0.1	0.6
Benefits paid	(0.4)	(0.5)	(0.6)	(0.4)
Benefit obligation, end of year	$14.9	$14.9	$2.8	$3.1

Change in plan assets
Fair value of plan assets, beginning of year	$10.8	$10.6	$—	$—
Actual return on plan assets	1.0	0.7	—	—
Employer contributions	0.7	—	0.5	0.3
Plan participant contributions	—	—	0.1	0.1
Benefits paid	(0.3)	(0.5)	(0.6)	(0.4)
Fair value of plan assets, end of year	$12.2	$10.8	$—	$—

Funded status	(2.7)	(4.1)	(2.8)	(3.1)
Unrecognized net actuarial loss	3.4	4.4	0.7	0.7
Unrecognized prior service cost	—	—	—	—
Net amount recognized	$0.7	$0.3	$(2.1)	$(2.4)

The following table summarizes components of net periodic pension expense for the years December 31:

	Defined benefit plans			Other benefits
	2006	2005	2004	2006	2005	2004

Interest cost	$0.9	$0.8	$0.7	$0.1	$0.2	$0.1
Expected return on plan assets	(0.7)	(0.6)	(0.6)	—	—	—
Amortization of actuarial loss	0.2	0.2	0.2	—	—	—
Net periodic cost	$0.4	$0.4	$0.3	$0.1	$0.2	$0.1

The following table summarizes the assumptions used in measuring the Company’s benefit obligation:

	Defined benefit plans		Other benefits
	2006	2005	2006	2005
Discount rate	5.95%	5.75%	5.80%	5.60%
Expected long-term return on plan assets	7.50%	7.00%	n/a	n/a
Rate of compensation increase	n/a	n/a	n/a	n/a

The expected long-term rate of return on assets was determined using a weighted average calculation for the various investments of the plans. This weighted average is based on the expected yield on bonds, based on the Moody’s AA year end rate, on current short-term investment rates, the yield on cash investments, and for equities, based on current forecasts and the plans’ historical return on equities. In 2006 and 2005, this weighted average was determined to be 7.5% and 7.0%, respectively.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

The following table summarizes the assumed health care trend rates at December 31:

	2006	2005
Health care cost trend rate assumed for next year	9.60%	9.95%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.50%	5.50%
Year that the rate reaches the ultimate trend rate	2018	2018

The assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans:

	2006	2005

Effect on total of service and interest cost
1% increase	$—	$—
1% decrease	$—	$—
Effect on post-retirement benefit obligation
1% increase	$0.3	$0.4
1% decrease	$(0.3)	$(0.3)

Plan assets

The allocation of plan assets is set forth in the Investment Policy Statement. The Investment Policy Statement delegates authority to the Kinross Gold U.S.A., Inc. Employee Benefits Committee (the “Committee”) to maintain and establish investment policies relating to the defined benefit and defined contribution pension plans. The Kinross Gold U.S.A., Inc. Board of Directors approves these policies and any material changes to these policies.

In 2004, the Committee requested an actuarial evaluation of the feasibility and advisability of terminating the DeLamar\Candelaria Retirement Plan and the Retirement Plan for Non-Exempt Employees of AMAX Gold (collectively, the “Plans”) on behalf of Kinross Gold U.S.A., Inc. and Kinam Gold, Inc., the companies that sponsor the respective Plans. The companies, as sponsor of the respective Plans, ultimately determine whether or not to terminate the Plans. During the evaluation period and pending receipt of analysis regarding termination of the Plans, investments did not conform to the written investment policy and guidelines established for the Plans. The Plans remained in fixed income and cash positions so as to be in a position to readily liquidate Plan assets in the event a termination occurred. In November 2004, following the conclusion of the evaluation, no Plan terminations occurred. In light of the determination to continue the Plans, the Committee reviewed the asset allocation and investment policy in effect and determined to recommend changes to the Kinross Gold U.S.A., Inc. Board to provide more flexibility to address the returns for the plans in light of their on-going status. The Board approved the revised allocations and investment policy on January 11, 2005. Asset allocations were altered in 2005 so as to conform to the revised asset allocation and investment policy guidelines. Discussion concerning the termination of the plans resulted in late 2006, with a decision expected in 2007.

In 2006, the Committee retained a financial advisor to review the investments of the defined benefit plans and to recommend changes to lower risk and maximize return. The advisor will also recommend fund lineup changes to both the defined benefit and defined contribution plans in the U.S. Additionally the advisor will assist the Committee in negotiating administrative fees and providing additional data for the Committee’s periodic review of the plans.

The Company has adopted the following standards for the Committee to follow when deciding how to invest the plan assets.

Assets shall be invested:

•	In the sole interest of the plan participants and beneficiaries;

•
With the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and of like aims in compliance with Section 404(A) of ERISA, and other applicable provisions of ERISA; and

•	By diversifying the investments so as to minimize the risk of large losses as well as provide a reasonable rate of return on the assets.

The following table summarizes the target asset allocation as of December 31:

Asset category	2006	2005
Equities	40%-60%	40%-60%
Fixed income	40%-60%	40%-60%
Cash and other investments	0%-20%	0%-20%

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

The following table summarizes the defined benefit plan asset weighted-average asset allocation percentages by asset category:

Asset category	2006	2005
Equities	47%	46%
Fixed income	44%	47%
Cash and other investments	9%	7%

Contributions

The Company has requirements under ERISA to contribute to its defined benefit pension plans. Additionally the Company also has the option to make voluntary contributions. The Company expects to contribute $0.7 million to its post-retirement benefit plans in 2007.

Estimated future benefit payments

The following table summarizes the expected future benefit payments by the years indicated:

	2007	2008	2009	2010	2011	2012-2016
Defined benefit plan	$0.4	0.5	0.6	0.5	0.8	4.0
Other benefits	0.2	0.2	0.2	0.2	0.2	1.0

Post-employment benefits

The Company has a number of post-employment plans covering severance and disability income. At December 31, 2006 and 2005, the Company’s liability for post-employment benefits totaled $4.6 million ($1.7 million in current liabilities) and $5.5 million ($0.3 million in current liabilities), respectively.

18.	Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. One of the operating leases for office facilities contains escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006 are as follows:

Minimum lease payments
2007	2008	2009	2010	2011	Thereafter	Total
$ 2.5	1.7	1.5	1.2	—	—	$6.9

Rent expense was $3.6 million, $5.4 million and $2.1 million in 2006, 2005 and 2004, respectively.

19.	Related party transaction

During 2004, the Company entered into a shareholders’ agreement providing for the incorporation of Kinross Forrest Ltd. (“KF Ltd.”) and the issuance of 35% of the shares of KF Ltd. to the Company, 25% to a company controlled by Arthur H. Ditto, a former director and officer of the Company, and 40% to an unrelated third party. Mr. Ditto paid the Company his share of the total expenses incurred in the amount of approximately $0.3 million related to KF Ltd. The cost of the Company’s 35% investment in KF Ltd. was less than $0.1 million.

KF Ltd. is incorporated under the laws of the Territory of the British Virgin Islands and is a party to a joint venture with La Générale des Carrières et des Mines (“Gecamines”), a Congolese state-owned mining enterprise. The 75% KF Ltd. - 25% Gecamines joint venture was formed for the purpose of exploiting the Kamoto Copper Project (the “Project”) located in the Democratic Republic of Congo (the “DRC”).

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

On July 29, 2005, the Company and the other shareholders of KF Ltd. entered into an agreement (the “Option Agreement”) with Balloch Resources Ltd. (“Balloch”) giving Balloch the option to purchase all of the shares of KF Ltd. by funding a feasibility study (“Feasibility Study”), obtaining equity commitments to fund development of the first stage of the Project and issuing a number of common shares pro rata to each KF Ltd. shareholder in proportion to their holdings in KF Ltd. The number of Balloch shares to be issued to the KF Ltd. shareholders was to have been based on a formula dependent on the Net Present Value of the Project as determined by the Feasibility Study.

Balloch is a public company whose shareholders include Mr. Ditto and Mr. Robert M. Buchan, both former officers and directors of the Company.

On September 2, 2005, in keeping with the Company’s strategy to divest of its non-core interests and focus on precious metals properties, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch and retain the balance of its KF Ltd. holdings. Following the satisfaction of various conditions, including regulatory approvals and the completion of a private placement by Balloch, consideration of $4.7 million was received. Based on an original cost of less than $0.1 million, the Company recorded a gain on sale of $4.7 million.

In October 2005, Balloch disclosed Mr. Ditto’s holdings as 1,000,000 shares of Balloch (17.1% of issued and outstanding shares) and Mr. Buchan’s holdings as 500,000 shares of Balloch (8.6% of issued and outstanding shares). Additionally, Balloch disclosed that Mr. Buchan had purchased one half of the shares in KF Ltd. previously owned by a company controlled by Mr. Ditto.

On November 30, 2005, Balloch changed its name to Katanga Mining Ltd. (“Katanga”).

On March 15, 2005, the shareholders of KF Ltd. agreed to amend the Option Agreement waiving the requirement for Katanga to obtain equity funding for the first stage of development of the Project and fixing the number of shares of Katanga to be received by each shareholder of KF Ltd. on exercise of the option. The Company was to receive 5,751,500 such shares of Katanga on exercise of the option.

On June 27, 2006, Katanga exercised its option, and accordingly Kinross received 5,751,500 shares of Katanga. At the time of the exercise of the option Kinross held an 11.67% interest in KF Ltd.

On September 8, 2006, Kinross sold the 5,751,500 shares in Katanga through a private placement for proceeds of $31.4 million. A gain of $31.3 million was recorded on disposal.

20.	Commitments and contingencies

General

Estimated losses from loss contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

The Company has settled various litigations. Included in the statement of operations were $0.3 million in 2006, $nil in 2005 and $10.0 million in 2004 related to legal claims. The settlement of the Hellenic litigation in 2005 was accrued in the prior year.

Kinam Preferred Shares

The Company was named as a defendant in a Class Action Complaint filed on or about April 26, 2002 (the “Complaint”), entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-PMP-RJJ, in the United States District Court for the District of Nevada. The Complaint named as defendants the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam Gold, Inc. (“Kinam”), and Robert M. Buchan, former President and C.E.O. of the Company. The Complaint was filed on behalf of one potential class and three subclasses, i.e., those who tendered their Kinam $3.75 Series B Preferred Stock (the “Kinam Preferred”) into the tender offer for the Kinam Preferred made by the Kinross Gold U.S.A., those who did not tender their Kinam Preferred but later sold it directly to the Company or any of its controlled entities after closure of the tender offer and delisting of the Kinam Preferred, and those who continue to hold Kinam Preferred. The Complaint alleged, among other things, that amounts historically advanced to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam Preferred from certain institutional investors in July 2001 constituted a constructive redemption of the Kinam Preferred, an impermissible amendment to the conversion rights of the Kinam Preferred, or the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam Preferred, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam Preferred. The Complaint alleged breach of contract based on the governing provisions of the Kinam Preferred; breach of fiduciary duties; violations of the “best price” rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules; federal securities fraud in violation of Section 10(b) and 14(c) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) thereunder; violation of Nevada’s anti-racketeering law; and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002. It named the same parties as defendants. This action has been consolidated into the Brown case, and the Brown plaintiffs have been designated as lead plaintiffs.

Among other remedies, the plaintiffs in both actions seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam Preferred or, in the alternative, the issuance of 26.875 to 80.625 shares of the Company for each Kinam Preferred. The Company brought a motion for judgment on the pleadings with respect to the federal securities fraud claims. On September 29, 2003, the Court ruled that plaintiffs had failed to adequately state any federal securities fraud claim, but allowed the Plaintiffs an opportunity to file an amended complaint. In response, the plaintiffs filed an Amended Class Action Complaint (the “Amended Complaint”), and the Company again moved for judgment on the pleadings on the federal securities fraud claims. On November 2, 2004, the Court granted the second motion, dismissing with prejudice the federal securities claims. Subsequently, the Company moved for judgment on the pleadings on the best price rule and the Nevada RICO claims of the Amended Complaint. The Plaintiffs opposed the motion and filed a cross motion for summary judgment on the best price rule. On May 27, 2005, the Court denied Plaintiff’s motion for summary judgment and granted the Company’s motion and dismissed these counts from the Amended Complaint. On June 14, 2005, the Court granted the plaintiffs’ unopposed motion for certification of the class and three subclasses.

The Company intends to continue to vigorously defend this litigation and it believes it has substantial defenses to the claims asserted in the lawsuit. However, the Company cannot reasonably predict the outcome of this action, and the amount of loss, if any, cannot be reasonably estimated. This class action relates to the Corporate and other segment (see Note 16).

Hellenic Gold Properties

Pursuant to an October 14, 1998 judgment of the Ontario Court (General Division), Kinross had been holding a 12% carried interest in the Hellenic Gold Properties as constructive trustee for the Alpha Group. The Alpha Group commenced an action for damages against TVX and Kinross alleging among other things, a breach of trust arising from Kinross’ decision to return the Hellenic Gold Properties to the Greek Government and place TVX Hellas into bankruptcy. In November 2005, Kinross entered into a settlement agreement with the Alpha Group pursuant to which Kinross paid the Alpha Group $8.0 million inclusive of legal costs and the parties exchanged mutual releases which brings all litigation between Kinross and the Alpha Group to an end.

1235866 Ontario Inc. (“1235866”), the successor to Curragh Resources Inc. commenced an action against the Alpha Group and TVX in 1998 relating to the Hellenic Gold Properties. The action alleged that members of Alpha Group had used confidential Curragh information in their pursuit of the Hellenic Gold Properties and that Alpha and TVX held their respective interest in these properties in trust for 1235866.

On July 28, 1999, TVX entered into an agreement with 1235866 whereby 1235866 agreed to limit any claim against TVX and diligently pursue its claim against the Alpha Group. In the event that 1235866 was successful in its actions against the Alpha Group, it would become entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic mines to the date of the exercise of the right to acquire the participating interest.

As a result of Kinross’ decision to return the Hellenic Mining Properties to the Greek Government, place TVX Hellas into bankruptcy and settle with the Alpha Group;, 1235866 threatened to revive its action against Kinross for breach of trust, and claim for breach of the agreement. On December 14, 2006, 1235866 brought a motion for leave to (i) substitute Kinross as a defendant in place of TVX and (ii) amend its Fresh Amended Statement of Claim in accordance with the threatened litigation. Notwithstanding Kinross’ refusal to consent to the proposed amendment, the order was granted. Kinross delivered its Statement of Defence on February 28, 2007. Documentary production has not been completed and examinations for discovery will be scheduled for later this year.

While Kinross believes that it has substantial defences to this claim, it is too early in the process to predict the final outcome with any certainty.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

Summa Corporation/Howard Hughes Corporation

In September 1992, Summa Corporation (“Summa”) commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the “Subsidiaries”), 100% owned subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at the McCoy/Cove and Manhattan mines (the “Royalty Lawsuit”). The Manhattan mine is no longer in production and the McCoy/Cove mine was sold in January 2003. The assets and liabilities of the Subsidiaries are included under the heading Corporate and other in the segmented information (see Note 16). The first trial was conducted in the Eighth Judicial District Court (“District Court”) of Nevada during April 1997, with Summa claiming more than $13.0 million in unpaid royalties and accrued interest. In September 1997, judgment was entered on behalf of the Subsidiaries and the Subsidiaries were awarded approximately $0.3 million in attorneys’ fees and litigation costs. Summa appealed this judgment to the Nevada Supreme Court and, in April 2002, the Supreme Court, sitting en banc, reversed the judgment of the trial court and returned the action to the District Court for further proceedings.

In September 2004, the District Court ordered that a new trial be conducted in February 2005. In the new trial, Summa updated its claim for unpaid royalties and accrued interest to the approximate amount of $25.0 million. In May 2005, judgment was again entered in favour of the Subsidiaries, with Summa receiving nothing by way of its complaint. The Subsidiaries’ Motions for Litigation Costs and Attorneys’ Fees for both trial proceedings were granted, resulting in a judgment against Summa in the approximate amount of $0.7 million. Summa’s appeal was heard on February 9, 2007 with the Nevada Supreme Court reserving judgment. A decision is expected within the next few months. Whatever the result, the party that does not prevail may petition the court for an en banc rehearing of the appeal before the entire five-justice court.

In March, 2004, Summa’s successor in interest, The Howard Hughes Corporation (“Hughes”), filed an action in District Court against Kinross, and the Subsidiaries and Echo Bay Mines Ltd. (collectively, the “Echo Bay Entities”), as well as Newmont Mining Corporation (“Newmont”), more than thirty current and former directors of the Echo Bay Entities, Kinross and Newmont (“Director and Officer Defendants”) and fifty Doe defendants (collectively, the “Defendants”). The lawsuit alleges claims based upon a general allegation of a scheme or artifice to defraud, in which it is alleged that the Defendants, at various indeterminate times, diverted and distributed the assets of the Echo Bay Entities to render them insolvent, so Summa would be unable to collect any judgment it might obtain against the Echo Bay Entities in the Royalty Lawsuit. The parties have engaged in extensive motion practice in this action, including a motion by Kinross and the Echo Bay Entities demanding a change of venue. The District Court denied the motion, and the Nevada Supreme Court has affirmed that decision.

The result of the remaining motions is that all claims from Hughes’ Complaint have been dismissed, except for its claim under the Nevada Uniform Fraudulent Transfer Act. The court has stayed that claim pending the outcome of the appeal in the Royalty Lawsuit. The only defendants remaining are the Echo Bay Entities, Kinross, Newmont, and five of the individual Defendants. A favourable result in the appeal of the Royalty Lawsuit will dispose of the claims asserted against Kinross and the other Defendants in the lawsuit by Hughes. While the Company cannot reasonably predict the outcome of the Royalty Lawsuit, it believes that the Echo Bay Entities have substantial defenses to Summa’s claims and intends to continue to vigorously defend against the claims.

Kettle River – Buckhorn Permitting

In November 2005, the Kettle River mill was temporarily shut down as all mining activities had been completed. Efforts are underway to get the Buckhorn mine operational. The Buckhorn property was acquired in the Crown transaction. On September 27, 2006, Washington State regulatory agencies issued permits that allowed construction of the Buckhorn mine to commence. On October 17, 2006, the Okanagan Highlands Alliance (“OHA”) filed an administrative appeal of the water rights and stormwater permits issued by the Washington State Department of Ecology and the reclamation permit issued by the Washington State Department of Natural Resources. The appeal asserts that the permits were improperly issued and that the Supplemental Environmental Impact Statement (“EIS”) prepared by the State supporting the permits is inadequate. The balance of the permits for the project are expected to be issued mid-year 2007, with appeals of some or all of those expected to be filed sometime thereafter.

On January 17, 2007, the Okanogan/Wenatchee National Forest Supervisor issued a Record of Decision (“ROD”) and Final EIS in respect of the Company’s request for authorizing road access, power/utility lines, treated water pipelines and infiltration gallery, fences, and monitoring wells on national forest lands to serve the Buckhorn mine. On March 22, 2007, the OHA filed a written administrative appeal to the USDA Forest Service Regional Forester (the “Federal Appeal”) stating that it appeals the ROD, the Final EIS, “and associated special use permits and/or authorizations (including any approval of any mining plan of operations)” for the “Buckhorn Access Project”. The issues argued in the Federal Appeal include assertions that the ROD and Final EIS violate: 1) statute and Forest Service regulation requirements regarding access rights, mining plans of operations, right-of-way authorizations, minimization of environmental effects, and bonding; 2) the federal Clean Water Act; 3) federal reserved water rights for springs; 4) National Forest Management Act Forest Plan requirements; and 5) National Environmental Policy Act.

While it would be premature to predict the outcome of the appeals at this stage of the proceedings, the Company believes it has substantial defenses to these appeals, including any motion for a stay of operations.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules. As at December 31, 2006 the Company had the following significant disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

Brazil

Mineracao Serra Grande, S.A. (“MSG”), the Company’s 50% joint venture with AngloGold, which owns the Crixás mine, received four tax reassessments since November 2003 from the Minas Gerais State and Goias State IRS. The reassessment disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company’s 50% share totals $10.2 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse effect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás business segment (see Note 16).

In September 2005, MSG received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company’s share of the assessments is approximately $29.0 million. The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixás operating segment.

In October 2006, MSG received an assessment from the Goias State IRS relating to remittance of gold from Crixás to Nova Lima in Minas Gerais for export purposes. Since May 2006, the Goias State signed an authorization (TARE) to this procedure. The Company’s share of this assessment is approximately $17.9 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows.

Other commitments and contingencies

Financial assurance

As part of its ongoing business and operations, the Company and its affiliates are required to provide financial assurance in the form of letters of credit for environmental and site restoration costs, exploration permitting, workers’ compensation and other general corporate purposes. As at December 31, 2006, there were $127.5 million (December 31, 2005 - $117.6 million) letters of credit issued pursuant to the syndicated credit facility further described in Note 8. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its operations including post closure site restoration. Upon completion of the underlying performance requirement, the beneficiary of the associated letter of credit cancels and returns the letter of credit to the issuing entity. Some of the instruments associated with long-lived assets will remain outstanding until closure. Generally, financial assurance requirements associated with environmental regulations are becoming more restrictive. The Company believes it is in compliance with all applicable financial assurance requirements and will be able to satisfy all future financial assurance requirements.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

21.	Subsequent events

Acquisition of Bema Gold Corporation

On November 6, 2006, the Company announced its intentions to acquire Bema Gold Corporation (“Bema”). On January 30, 2007, the shareholders of Bema voted to approve the acquisition of Kinross and on February 20, 2007, the Company agreed to waive the conditions as set out in the Purchase Agreement. These conditions related to classification of the land upon which the Kupol project in Russia is located and long-term leases relating to this property. The acquisition was completed on February 27, 2007 (“Acquisition Date”). As consideration, the Company issued 216.0 million common shares. As a result, Kinross has acquired a 75% interest in the Kupol mine project and a 90% interest in the Julietta mine, both of which are located in Eastern Russia. The acquisition also included the 50% interest in CMM that Kinross did not already own. The properties will be included with Kinross’ consolidated results commencing on the Acquisition Date. Kinross also acquired an approximately 30% interest in Pamodzi Gold Limited, a public South African company that owns the Petrex mine. The Aldebaron Property (Cerro Casale Deposit), an exploration property in Chile is now owned 49% by Kinross as part of the acquisition of Bema. The business combination will be accounted for as a purchase transaction with the Company as the acquirer of Bema. The allocation of the purchase price is yet to be determined.

Disposition of Lupin Mine

On February 28, 2007, the Company and Wolfden finalized the agreement of June 19, 2006 whereby Kinross agreed to sell the Lupin mine to Wolfden in exchange for Wolfden assuming certain of the mine’s liabilities. Under the terms of this agreement, Wolfden owns the mine and the related property and Kinross retired the letters of credit and in promissory notes related to reclamation obligations at Lupin. The Company delivered a CDN $3.0 million standby letter of credit to Wolfden and agreed to reimburse Wolfden for CDN $1.7 million of fuel costs in 2007. If the Lupin mill is demolished by Wolfden without restarting the mill, the Kinross letter of credit may be drawn on to help fund the demolition costs. Kinross has also agreed to pay up to CDN $1.0 million for reclamation and closing of the tailings facility if the mill is restarted, and up to CDN $4.0 million if the mill is not restarted, provided the work is performed by the end of 2008. The agreement also provides that Kinross is to be paid a 1% royalty on future production if the price of gold exceeds $500 per ounce.

Notes to the consolidated financial statements
For the years ended December 31, 2006, 2005 and 2004
(in millions of United States dollars)

22.	Restatement - Correction of foreign currency translation impact on future tax liabilities

During the preparation of its interim financial statements for 2005, the Company discovered an error relating to its financial statements for the years ended December 31, 2003 and 2004 and the related interim periods. In those previously released financial statements, the Company had not properly assessed the impact of changes in foreign currency exchange rates affecting the future tax liabilities primarily arising on the acquisition of TVX and Echo Bay on January 31, 2003. This restatement gives effect to the adjustment of those future income tax liabilities to properly reflect changes in currency exchange rates between the U.S. dollar and the currency of the country in which the future tax liability arose. The impact of the foreign currency exchange rate changes related primarily to the future tax liabilities of the Brazilian operations. This restatement primarily affected foreign exchange losses included in other income (expense) and income and mining tax expense. As a result of the treatment of foreign operations as self-sustaining operations until September 29, 2003, a portion of the foreign exchange loss has been charged to cumulative translation adjustment. This non-cash adjustment has no impact on net cash flows or cash balances previously reported. All amounts included within these consolidated financial statements and accompanying notes have been adjusted to reflect this restatement. The following is a summary of the effects of the aforementioned adjustments on the consolidated financial statements:

Consolidated balance sheets

	As previously reported (a)	Adjustments	As restated
As at December 31, 2004
Liabilities
Future income and mining taxes	$90.6	$32.9	$123.5
Common shareholders’ equity
Accumulated deficit	$(487.7)	$(33.7)	$(521.4)
Cumulative translation adjustments	$(2.0)	$0.8	$(1.2)
As at December 31, 2003
Liabilities
Future income and mining taxes	$126.6	$25.9	$152.5
Common shareholders’ equity
Accumulated deficit	$(429.1)	$(26.7)	$(455.8)
Cumulative translation adjustments	$(2.0)	$0.8	$(1.2)

(a)	As previously disclosed in the 2004 financial statements filed with regulators in November 2005.

Consolidated statements of operations

	As previously reported (a)	Adjustments	As restated
Year ended December 31, 2004
Operating loss	$(67.9)	$—	$(67.9)
Other income (expense) - net	$3.7	$(9.9)	$(6.2)
Loss before taxes and other items	$(64.2)	$(9.9)	$(74.1)
Income and mining taxes recovery	$8.6	$2.9	$11.5
Non-controlling interest	$0.3	$—	$0.3
Share in loss of investee companies	$—	$—	$—
Dividends on convertible preferred shares of subsidiary	$(0.8)	$—	$(0.8)
Net loss	$(56.1)	$(7.0)	$(63.1)
Net loss attributable to common shareholders	$(56.1)	$(7.0)	$(63.1)
Loss per share
Basic and diluted	$(0.16)	$(0.02)	$(0.18)
Year ended December 31, 2003
Operating loss	$(419.6)	$—	$(419.6)
Other income (expense) - net	$11.1	$(24.1)	$(13.0)
Loss before taxes and other items	$(408.5)	$(24.1)	$(432.6)
Income and mining taxes expense	$(1.5)	$(2.6)	$(4.1)
Non-controlling interest	$(0.2)	$—	$(0.2)
Share in loss of investee companies	$—	$—	$—
Dividends on convertible preferred shares of subsidiary	$(0.8)	$—	$(0.8)
Net loss	$(411.0)	$(26.7)	$(437.7)
Net loss attributable to common shareholders	$(401.0)	$(26.7)	$(427.7)
Loss per share
Basic and diluted	$(1.30)	$(0.09)	$(1.39)

(a)	As previously disclosed in the 2004 financial statements filed with regulators in November 2005.